UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 FORM 10-SB/A-2

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                            PRO-PHARMACEUTICALS, INC.
                 (Name of Small Business Issuer in its Charter)

           Nevada                                                04-3562325
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)


189 Wells Avenue, Suite 200, Newton, Massachusetts                  02459
     (Address of Principal Executive Offices)                     (Zip Code)

Registrant's telephone number, including area code      (617) 559-0033

Securities to be registered pursuant to Section 12(b) of the Exchange Act:

Title of each class                  Name of each exchange on which registered
     None                                          Not Applicable

Securities to be registered pursuant to Section 12(g) of the Exchange Act:

                    Common Stock, $0.001 Par Value per Share
                                (Title of Class)

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                                TABLE OF CONTENTS

Part I                                                                         1

Item 1.     Description of Business                                            1

Item 2.     Plan of Operation                                                 25

Item 3.     Description of Property                                           26

Item 4.     Security Ownership of Certain Beneficial Owners and Management    26

Item 5.     Directors and Executive Officers, Promoters and Control Persons   28

Item 6.     Executive Compensation                                            29

Item 7.     Certain Relationships and Related Transactions                    30

Item 8.     Description of Securities                                         31


Part II                                                                       31

Item 1.     Market Price of and Dividends on the Registrant's Common
            Equity and Related Stockholder Matters                            31

Item 2.     Legal Proceedings                                                 32

Item 3.     Changes in and Disagreements with Accountants                     32

Item 4.     Recent Sales of Unregistered Securities                           32

Item 5.     Indemnification of Directors and Officers                         33


Part F/S                                                                      35


Part III                                                                      37

Item 1.     Index to Exhibits                                                 37

Item 2.     Description of Exhibits                                           38

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NOTE: The Registration Statement on Form 10-SB of the Registrant is being amended by this Amendment No. 2 solely to reflect restatement of the financial statements of Pro-Pharmaceuticals, Inc., a Massachusetts corporation and predecessor to the Registrant, for the following periods: (1) audited financial statements for the period from inception (July 10, 2000) through December 31, 2000; and (2) unaudited financial statements for the three months ended March 31, 2001 and period from inception (July 10, 2000) through March 31, 2001. For current information, please see the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2001, as filed with the Commission.

                                     PART I

Item 1. Description of Business

Forward-Looking Statements

     This Form 10-SB contains "forward-looking" statements that involve risks and uncertainties. Forward-looking statements include statements about the desired or believed utility and market for our potential products, future of the biotechnology and biopharmaceutical industry, statements about future business plans and strategies, and most other statements that are not historical in nature. Because forward-looking statements involve risks and uncertainties, there are factors, including those discussed below, that could cause actual results to be materially different from any future results, performance or achievements expressed or implied. We have attempted to identify the major factors under the heading "Risk Factors" that could cause differences between actual and planned or expected results, but we cannot assure you that we have identified all of those factors. Accordingly, readers should not place undue reliance on forward-looking statements. Also, we have no obligation to publicly update forward-looking statements we make in this Form 10-SB.

Business Development

Summary

     Pro-Pharmaceuticals, Inc. (referred to as "we" or "us") is a corporation governed by the corporation law of Nevada. Under our former name, DTR-Med Pharma Corp., we were incorporated under Nevada law on January 26, 2001, for the purpose of effecting an acquisition of all the issued and outstanding stock of a Massachusetts corporation which was also named Pro-Pharmaceuticals, Inc. Prior to the acquisition, we changed our name to Pro-Pharmaceuticals, Inc. We then merged with the Massachusetts corporation. We are the surviving corporation in the merger.

Initial Corporate Organization, Acquisition and Merger

     From our incorporation until just before the acquisition, we had been a wholly owned subsidiary of Developed Technology Resource, Inc., a Minnesota corporation. Developed Technology's common stock is publicly traded on the Over-the-Counter Bulletin Board under the symbol DEVT.OB. In exchange for 1,221,890 shares of our common stock, Developed Technology transferred to us certain contractual rights to receive royalties from a yet undeveloped or approved cancer detection method that is described below under " -- Cancer Detection Technology." As part of that process, Developed Technology distributed its holdings of our common stock to its shareholders of record as of May 7, 2001. While our common stock then became publicly held, there has been no trading of our common stock. Our articles of organization provide that our common stock may not be sold without our approval until the earlier of May 1, 2003 or the 90th day after the date our common stock is registered under the Securities Exchange Act of 1934. We are filing this Form 10-SB with the Securities and Exchange Commission in order to register our common stock under the Securities Exchange Act.

     On May 15, 2001, we acquired all of the outstanding common stock of Pro-Pharmaceuticals, Inc., a Massachusetts corporation organized on July 11, 2000 (referred to as Pro-Pharmaceuticals (Massachusetts)). We acquired these shares in exchange for 12,354,670 shares of our common stock. As a result, Pro-Pharmaceuticals (Massachusetts) became our wholly owned subsidiary, and the shareholders of Pro-Pharmaceuticals (Massachusetts) owned approximately 91% of the outstanding shares of our common stock. See "Item 4. Security Ownership of Certain


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Beneficial Owners and Management" for information about the ownership of our common stock. After the acquisition, we merged with our wholly owned subsidiary, Pro-Pharmaceuticals (Massachusetts) and are the surviving corporation in the merger. The merger was treated as a capital transaction and was accounted for as a reverse merger in which Pro-Pharmaceuticals (Massachusetts) was the accounting acquirer.

     We are continuing the business of Pro-Pharmaceuticals (Massachusetts), which has been attempting to develop a technology that will reduce the toxicity and improve the efficacy of current drug therapies, including cancer chemotherapies, by combining the drugs with a number of specific carbohydrate compounds. This is now the principal focus of our business, and is the basis for the business discussion included in this Form 10-SB.

     Our address is 189 Wells Avenue, Suite 200, Newton, Massachusetts 02459. Our telephone number is (617) 559-0033, fax number is (617) 928-3450, e-mail address is Plattpharma@aol.com, and our website address is www.pro-pharmaceuticals.com

Business of Pro-Pharmaceuticals

Overview

     We are an early-stage research and development pharmaceutical company that intends initially to identify, develop and seek regulatory approval of technology that will reduce toxicity and improve the efficacy of currently existing chemotherapy drugs by combining the drugs with a number of specific carbohydrate compounds. Our fundamental objective is to increase the body's tolerance to the drugs by enabling delivery of the drugs while protecting healthy tissue. This would also permit use of larger doses of the drugs, since current dosages are generally limited due to concerns relating to their toxic effects on healthy cells. Our carbohydrate-based drug delivery system may also have applications for drugs now used to treat other diseases and chronic health conditions.

     In technical terms, we seek to "reformulate" existing cancer chemotherapy drugs with non-toxic carbohydrate-based compounds that recognize and adhere to specific binding sites on the surface of cancer cells. Reformulation of chemotherapy drugs already approved by the U.S. federal Food and Drug Administration has the following benefits for our business:

     o Our carbohydrate-based drug delivery system requires less time for development and FDA approval, and thus reaches the market sooner, because the active chemotherapy drugs are already approved and in widespread use for cancer treatment.

     o We expect fewer risks in drug development because our carbohydrate-based compounds would be combined with drugs already in widespread use. Use of carbohydrate compounds with increased capacity to bind to receptors only on cancer cells and combining the drug with a harmless carbohydrate polymer will reduce the toxic effect on healthy cells and permit better calibration (including possible increase) of dosages to diseased tissue.

     o We foresee a ready demand for chemotherapy that is less toxic and has greater efficacy. We believe the pharmaceutical industry would respond favorably to drug delivery systems to upgrade chemotherapies which patients would tolerate more easily. The industry would likely also be receptive to patent-protected drug delivery systems that "attach" to chemotherapies whose patent protection has expired.

     o We believe that the development of drug delivery systems to upgrade these widely used drugs can be accomplished with much less investment compared to the typical expenditures made by large pharmaceutical companies for a new drug launch.


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Cancer and Therapy Issues

     Cancer is a disease characterized by uncontrolled growth and spread of abnormal cells. The disease may be caused by patient-specific factors such as genetic predisposition, immune deficiency, hormones, diet and smoking, or external factors such as exposure to a toxic environment. It is the second leading cause of death in the United States, resulting in over 550,000 deaths annually. The National Cancer Advisory Board reports that more than 8 million persons in the U.S. have cancer. Estimates claim that approximately one in three Americans will be diagnosed with the disease their lifetime. About 1.2 million new cases are diagnosed in the U.S. each year. As populations age in the U.S., Canada and other industrialized nations, the incidence of the disease is expected to increase. About 6 million persons worldwide die annually from cancer.

     The most widely used methods to treat cancer are surgery, radiation and chemotherapy. Cancer patients often receive a combination of these treatments, and about half of all patients receive chemotherapy. Both radiation and chemotherapy have significant limitations that often result in treatment failure. In the case of chemotherapy, these limitations include:

     o Toxicity. Most chemotherapy agents kill cancer cells by disrupting the cell division process. Cells are killed once they begin to undergo division and replication. Although these agents are effective on cancer cells, which generally grow rapidly through cell division, they also kill healthy non-cancerous cells as these cells undergo ordinary division. This is particularly apparent in fast-growing normal cells, such as blood cells forming bone marrow, in the digestive tract, hair follicles, and reproductive cells. As the chemotherapy harms healthy tissue, the effectiveness of the drug is limited because dosage levels and treatment frequency cannot exceed tolerance levels for noncancerous cells. Moreover, the chemotherapy regimen often dramatically diminishes the quality of a patient's life through its physical and emotional side effects.

     o Inability to Selectively Target Diseased Cells. The administration of chemotherapy occurs in such a way that the drug reaches both healthy and diseased tissue. Normal cells are generally as receptive as tumors to the toxic effects of chemotherapy. Without the ability to target the drug exclusively to cancerous tissue, chemotherapy dosages must be kept within a range that healthy tissue can tolerate, thus reducing the optimal effectiveness of chemotherapy on diseased tissue.

Our Business Strategy and Initial Objectives

     We seek to increase the effectiveness of current cancer treatment and other drugs. The initial objectives of our business strategy are as follows:

     o Verify and extend the carbohydrate-based drug enhancement concept encompassing our approach for developing novel cancer chemotherapy products.

     o Expand and enhance clinical applications of at least five widely used chemotherapy drugs (5-Fluorouracil, Adriamycin, Taxol, Cytoxan and Cisplatin) by combining them with our carbohydrate-based drug delivery system.

     o Demonstrate the safety and efficacy of such product candidates by means of preclinical evaluation and submitting investigational new drug ("IND") applications to the FDA.

     o Accelerate commercialization by identifying products that qualify for fast-track designation by the FDA (further described below). We plan to develop products to be used in treatment of types and stages of cancer for which treatments are now inadequate. The FDA has adopted fast-track and priority procedures for accelerating the approval of oncology agents addressing such needs, potentially reducing the time required to bring


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          new drugs to market. Once approved, we would seek to expand the market potential of our products by seeking approval for indications in larger cancer patient populations.

     o Leverage our carbohydrate-based drug enhancement technology by applying it to other FDA-approved drugs, including drugs for conditions or ailments other than cancer, that would benefit from reduced toxicity and/or greater efficacy. This strategy would enable us to increase the portfolio of drugs to which our technology may be applied without corresponding development risk and expense of creating new drugs.

     o Apply our drug enhancement system with the aim of extending the patent life of current drugs, or in some cases drugs with expired patents, creating new patent protection. For example, the patent protections of the five cancer drugs with which we propose to work have all expired or long been in the public domain. Non-cancer drugs whose patents have expired, and that we might apply our carbohydrate-based drug enhancement technology to include: Prozac (anti-depressant manufactured by Eli Lilly and Company); Prilosec (anti-ulcerative manufactured by AstraZenaca PLC); and Zoloft (anti-depressant manufactured by Pfizer Inc.).

Drug Delivery Technologies

     General

     The ultimate objective of enhanced drug delivery is to control and optimize the localized release of a drug at the target site and rapidly eliminate from the body the portion of the drug that was not delivered to the diseased tissue. Conventional drug delivery systems such as controlled release, sustained release, transdermal systems, and others are based on a physical erosion process for delivering active product into the systemic circulation over time with the objective of improving compliance by patients with a therapy regimen. These systems do not address the biologically important issues such as site targeting, localized release and elimination of undelivered drug from the body. The major factors that impact the achievement of this ultimate goal are:

     o Physical characteristics of a drug. These characteristics affect, among other things, the drug's interactions with the intended pharmacological target sites and undesired areas of toxicity; and

     o Biological characteristics of the diseased area. These characteristics impact the ability of a drug to selectively interact with the intended target site to allow the drug to express the desired pharmacological activity.

Both of these factors are important in increasing efficacy and reducing toxicity of cancer drugs. Biotechnology affords a new opportunity in drug delivery techniques by taking advantage of biological mechanisms such as drug-cell recognition and interactions, and particular physical characteristics of cancerous tissue.


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     Our Focus: Carbohydrate-Based Drug Enhancement Technology

     We are attempting to develop a carbohydrate-based drug delivery technology to direct cancer drugs more selectively to tumor tissue so as to reduce the toxic side effects and improve the tumor reduction capacity of chemotherapy drugs now in use. Carbohydrates are found in the structural elements of cell walls and, among other functions, serve as recognition elements in biomolecules, enabling molecule-cell recognition, and hence, molecular targeting. The dense concentration of chemical functional groups within carbohydrates compared to other chemicals suits them for use in cell recognition applications in biological systems.

     Our drug enhancement technology is intended to take advantage of the following biological mechanisms to improve drug delivery:

     o    Disease-specific carbohydrate recognition; and

     o    Enhanced permeability and retention in tumors.

     Our technology does not change the chemistry of the drugs themselves, but rather "attaches" cancer drugs to proprietary carbohydrate compounds, which interact with sugar-specific proteins on the surface of the tumor cell. Because of these cell surface interactions, we believe that these compounds will increase cell permeability, resulting in increased targeted absorption of drugs by cancer cells. These cell surface interactions may also reduce the cells' ability to adhere to each other as well as to normal tissue, resulting in diminished ability of cancer cells to metastasize, or spread to other tissue systems.


     Our preliminary studies have led to the identification of certain mannans, a group of polysaccharides, as a potential drug delivery system. Polysaccharides are molecules consisting of one or more types of sugars. In the case of mannans, the principal component is the sugar mannose, which is similar in many respects to glucose. While mannans can be isolated from plant or microbial sources, we use mannans isolated from plants. We believe that a mannan with suitable chemical structure and composition, when attached to or combined with the active agent of a chemotherapy drug, increases cellular membrane fluidity and permeability, thereby assisting delivery of the drug. Also, our studies have shown that mannans of a certain structure may be able to protect healthy tissue from the toxic effects of chemotherapy drugs, and also may be able to increase therapeutic efficacy of such drugs.


     Initial Chemotherapy Applications

     We believe that our carbohydrate-based drug enhancement technology applies to essentially any oncology drug whose delivery to the target can be improved by utilizing sugar-specific recognition at the cancer cell surface. Initially, we are studying the effect of our carbohydrate-based system on the toxicity and efficacy of selected cancer drugs. We have conducted preliminary studies that indicate that certain of our mannans, when combined with some of these drugs, may significantly reduce the toxic effects of the drugs and may also increase therapeutic efficacy of such drugs.

     Our initial program is designed to be "risk-contained" in that it will focus on proven drugs for which there are already a great deal of data on their therapeutic efficacy and toxicity, along with an accumulated knowledge of their limitations. We intend to apply our drug delivery technology initially to five widely used chemotherapy agents: 5-Fluorouracil, Adriamycin, Taxol, Cytoxan and Cisplatin. Each of these drugs is among the most popular drugs used in cancer chemotherapy treatment in the United States, and for each of these drugs there is a strong need for improving their therapeutic efficacy and decreasing their toxicity.

     o 5-Fluorouracil (5-FU) is a fluorinated pyrimidine (a nucleic acid component). It interferes with the synthesis of DNA and inhibits the formation of RNA. Since DNA and RNA are essential for cell division and growth, the effect of 5-FU provokes


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          unbalanced growth and death of the cell. The effect of DNA and RNA deprivation is most marked on those cells which grow more rapidly and which take up the 5-FU at a more rapid rate, such as cancer cells. 5-FU is effective against cancers of the colon, rectum, breast, stomach and pancreas. This drug is also toxic, resulting in side effects such as nausea, vomiting, mouth sores, gastrointestinal ulceration and bleeding, loss of hair, skin darkening and fatigue. 5-FU is manufactured by Roche Laboratories for intravenous administration. Originally patented in the late 1950s, its patent protection has expired.

     o Adriamycin (generic name -- doxorubicin hydrochloride) is a cytotoxic agent that selectively kills malignant cells and causes tumor regression. It binds to the DNA, and presumably inhibits nucleic acid synthesis. It is used to treat, among others, leukemia, cancers of the breast, ovaries, bladder, stomach and thyroid, as well as Hodgkin's and non-Hodgkin's lymphoma. Adriamycin is toxic, resulting in side effects such as nausea, vomiting, loss of hair, mouth sores, colon ulceration and heart damage. It is manufactured by Pharmacia Upjohn for intravenous administration. Originally patented in 1971, its patent protection has expired.

     o Taxol (generic name -- paclitaxel) is a relatively new anti-leukemic and anti-tumor agent, possessing a cytotoxic activity. It suppresses cell division by binding to so-called microtubules that form in a cell's nucleus to help move the chromosomes around during the division process. Taxol is most effective against ovarian and advanced breast cancers, particularly after failure of standard chemotherapy. Studies indicate that it might be effective against leukemia, lung carcinoma, colon carcinoma, renal carcinoma, melanoma, and CNS carcinoma. Taxol is toxic, and patients receiving it often develop problems ranging from rashes, drop in blood pressure and anemia to major breathing problems, hives and/or fluid buildup around the heart and bone marrow suppression. Almost all patients experience hair loss from Taxol, and some patients experience severe hypersensitivity reactions to Taxol. It is manufactured by Bristol-Myers-Squibb Company for intravenous administration. We believe that there are no patents covering the composition of Taxol (paclitaxel).

     o Cytoxan (generic name -- cyclophosphamide) has action leading to cross-linking of RNA of tumor cells, and thereby interferes with the growth of susceptible rapidly proliferating malignant cells. It is effective against a range of cancers, such as malignant lymphomas, Hodgkin's disease, various leukemias, and cancer of the breast and ovaries. This drug is toxic, with side effects including nausea, vomiting, anorexia, diarrhea, skin rash and darkening and, in extreme cases, heart damage or failure, and secondary malignancies. It is manufactured by Bristol-Myers-Squibb Company for intravenous and oral administration. We believe that there are no patents covering the composition of Cytoxan (cyclophosphamide).

     o Cisplatin appears to act by inhibiting DNA synthesis. It is effective against metastatic testicular and ovarian tumors (typically in combination with other chemotherapeutic agents, such as Cytoxan, above), and advanced bladder cancer. This drug is toxic, with side effects including renal toxicity, nausea, vomiting, anorexia, diarrhea and anemia. It is manufactured as PLATINOL(R) by Bristol-Myers-Squibb Company for intravenous injection. We believe that there are no patents covering the composition of Cisplatin.


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Preclinical Animal Studies

     As discussed below, we have conducted preclinical animal experiments with an independent laboratory to study the reduction of toxicity of 5-Fluorouracil in combination with each of four of our mannan compounds, selected for the study. We have also conducted a study of the efficacy of 5-FU combined with one of our mannan compounds.

     Toxicity Studies

     Results of one of our toxicity studies (00-5953-N1 of 02/15/01) indicate that one of the mannan compounds may significantly decrease the toxicity of 5-FU. Ten groups of five animals each were used. In five groups, treated respectively with a placebo and one of four different mannans provided by us, the animals showed no signs of toxicity. That was expected because the animals were not receiving the toxic drug, and the mannans were not expected to be toxic at all. In four groups, treated respectively with 5-FU alone and 5-FU in combination with either of three of the mannans, the animals showed signs of severe toxicity. In one group, treated with 5-FU in combination with the fourth mannan, no clinical signs of toxicity were observed. This provides a preliminary indication of potential reduction in cancer drug toxicity by a carbohydrate-based addition to the cancer drug.

     A second, similar study (01-0557-N1 of 03/01/01) was performed to test a potential reduction of toxicity of another anticancer drug, Adriamycin, in combination with each of two mannan compounds selected for the study. Results indicate that one of the mannan compounds may decrease the toxicity of Adriamycin. In two groups, treated with Adriamycin alone and Adriamycin in combination with one mannan, the animals showed signs of severe toxicity. In one group, treated with the same amount of Adriamycin in combination with the second mannan, four out of the five animals in the group did not show any clinical signs of toxicity. Again, this provides a preliminary indication of potential reduction in cancer drug toxicity by a carbohydrate-based addition to the cancer drug. The fact that two different cancer drugs with chemically unrelated structures showed a marked reduction of their toxicity in combination with particular mannans indicates that there might be some fundamental underlying biological reasons, related to the mannans rather than to the drugs, for the reduction in toxicity.


     The above toxicity studies were conducted by Toxikon Corporation, a comprehensive compliance FDA-registered service testing laboratory in Bedford, Massachusetts, that is not affiliated with Pro-Pharmaceuticals. Please see " -- Research" below, for further information about Toxikon Corporation.


     Efficacy Study

     A preliminary study was performed to test a potential change in therapeutic efficacy of 5-FU in a combination with that same mannan that decreased toxicity of the drug in healthy animals (see the first study described in " -- Toxicity Studies," above). The study was motivated by the desire to test the possibility that the mannan might diminish both toxicity and efficacy in parallel, if the mannan were merely competing with 5-FU for binding with cells, healthy or cancerous. Results of the study demonstrated, however, that the same mannan that may decrease toxicity of 5-FU may also increase efficacy of the drug when the drug combined with mannan is administered into cancer-carrying animals. In this study, we ascertained a decrease in tumor size following administration of 5-FU alone as well as administration of the 5-FU/mannan combination. When the 5-FU/mannan combination was administered, tumor size decreased by 35%-55% more than when 5-FU was administered alone. Furthermore, compared to control (i.e., when no drug was introduced to the animals), in a week following drug administration (at high 5-FU concentration) tumor size decreased almost four times more with 5-FU alone and almost five times more with the 5-FU/mannan combination. In the two-week period after drug administration of low 5-FU concentration, tumor size decreased (compared to control) over two times more with 5-FU alone, and over three times more with the 5-FU/mannan combination.


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     The above efficacy study was conducted by Southern Research Institute in
Birmingham, Alabama. Southern Research Institute is an independent, not-for-profit contract research organization that is not affiliated with our company. Please see " -- Research" below, for further information about Southern Research Institute.


     Although the foregoing studies are encouraging, the results achieved in preclinical studies with animals are often not duplicated in human patients. Please see "Risk Factors -- Our product candidates will be based on novel technologies..." below.

Cancer Detection Technology

     We have an indirect royalty interest in a cancer detection technology that may be applied to the detection of soft tissue nodules in human organs, and may thus assist in the detection of cancerous tissue. A diagnostic system has been developed which is based on this detection technology. This system uses pressure to measure the elasticity or hardness of soft tissue, and, through digitization, provides a clinician with an image of the size and location of nodules in the tissue. While the detection technology is currently being focused on the development of a prostate imaging system, the technology is also believed to be applicable to the detection of nodules or hardness in the breast.

     The detection technology is substantially covered by three United States patents: Patent No. 5,265,612 entitled "Intercavity Ultrasonic Device for Elasticity Imaging"; Patent No. 5,524,636, dated June 11, 1996 entitled "Method and Apparatus for Elasticity Imaging"; and Patent No. 5,785,663 dated July 28, 1998, entitled "Method and Device for Mechanical Imaging of Prostate."

     The detection technology is owned, and primary development efforts are being conducted, by ArMed, Inc., a Delaware corporation (formerly ArMed LLC, a Delaware limited liability company). Artann Corporation, a New Jersey corporation, and an earlier owner and developer of the detection technology, transferred the detection technology to ArMed, Inc. in 1996, and in return received a license to use, develop, manufacture and market a home use breast cancer system utilizing the detection technology.

     Artann Corporation entered into an "Agreement for Transfer of Patent and Proprietary Rights" dated September 5, 1995, as amended on August 29, 1996, with our former parent company, Developed Technology. We refer to that agreement as the "royalty agreement" in this section. We received our rights under the royalty agreement by assignment from Developed Technology on April 23, 2001. Armen P. Sarvazyan is the original inventor of the detection technology, is the principal shareholder of Artann Corporation, and is also a party to the royalty agreement. Sarvazyan and Artann Corporation, combined, have approximately a 9.5% equity and voting interest in ArMed, Inc., on a fully diluted basis.

     The royalties which we have a right to receive under the royalty agreement are based on the gross revenues of Artann Corporation and Sarvazyan. Those gross revenues, if generated, will be obtained by Artann Corporation from (i) the sale of home use breast cancer detection systems, utilizing the detection technology,
(ii) the licensing or assignment to third parties of the rights to manufacture and sell breast cancer detection systems utilizing the detection technology, and
(iii) distributions made by ArMed, Inc. to Artann Corporation. The royalty computation is complex and not readily subject to description, and varies significantly depending upon the specific application of the detection technology.

     We do not anticipate receiving any revenue under the royalty agreement for at least two years, and we do not expect any revenue we do receive to be substantial. An independent appraisal of our royalty interest under the royalty agreement was obtained in March 2001. That appraisal established a fair market value of our royalty interest at $107,000.

     We are currently negotiating to exchange our royalty interest for a direct equity interest in ArMed, Inc. We cannot predict whether our royalty interest will ever result in any revenues to us.


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


Patents and Proprietary Rights

     We dedicate significant resources to protecting our intellectual property. We have one pending patent application, entitled "Delivery of Therapeutic Agent in a Formulation for Reduced Toxicity," filed with the U.S. Patent and Trademark Office on March 27, 2001, by Dr. David Platt, our President and Chief Executive Officer and a director, and Dr. Anatole Klyosov, our Senior Vice President and Chief Scientific Officer. Dr. Platt and Dr. Klyosov assigned this patent application to us in April 2001.


     In addition, we are the owners of rights to two provisional patent applications. One application, filed on August 30, 2000, concerns a method of improving drug efficacy based on reformulation of drugs with polysaccharides. The other application, filed on September 25, 2000, concerns the synthesis of Galactomycin (i.e., Adriamycin combined with galactose). Both are filed with the U.S. Patent and Trademark Office. We have not undertaken filings elsewhere. Dr. Platt, the inventor with respect to each of these provisional patent applications, assigned the applications to us.


     A provisional patent application is not actually reviewed by the U.S. Patent and Trademark Office. Rather, it is used to establish a filing, or priority, date for either a U.S. utility patent application, which is subject to review, or a Patent Cooperation Treaty application, which is subject to an initial search and a further review upon request. In order to retain the benefits of the initial filing or priority date, the inventor must file a utility application with the U.S. Patent and Trademark Office, or an application under the Patent Cooperation Treaty, within one year of the original filing date of the provisional application. Otherwise, the filing, or priority, date will be lost.

     We intend to file additional patent applications when appropriate, with respect to improvements in our core technology and to specific products and processes that we develop. There can be no assurance that any patents will issue from any present or future applications or, if patents do issue, that such patents will be issued on a timely basis or that claims allowed on issued patents will be sufficient to protect our technology. Our intellectual property is subject to other risks, including potential patent challenges and possible lack of protection. Please see " -- Risk Factors -- If we fail adequately to protect our intellectual property ...," below, for additional discussion of risks related to intellectual property.

     On June 8, 2001 we filed with the U.S. Patent and Trademark Office applications to register the following trademarks/service marks, each on an "intent to use" basis in connection with licensing of our intellectual property:
ADVANCING DRUGS THROUGH GLYCOSCIENCE and GLYCO-UPGRADE. The U.S. Patent and Trademark Office has not reviewed such applications. It generally issues an office action several months after an application is filed which reports on its initial determination of whether a mark is registrable under the federal trademark statute.

Research

     We anticipate that our focus will be on design and analysis of carbohydrate-based drug enhancement systems. We do not anticipate building in-house research or development facilities, or hiring staff to conduct those activities. As we have done to date, we will have our pre-clinical testing conducted by outside laboratories.

     Our early stage research was conducted by Toxikon Corporation, a comprehensive compliance FDA-registered service testing laboratory in Bedford, Massachusetts, that is not affiliated with Pro-Pharmaceuticals. Toxikon's laboratory is ISO-9001 certified and EN-45001 approved, meaning that it complies with quality management standards as established by the International Organization for Standardization and other international organizations.

     Our current research on toxicity and efficacy of several chemotherapy drugs both alone and in combinations with our mannans on cancer-carrying animals are being conducted by Southern Research Institute in Birmingham, Alabama. Southern Research Institute is an independent, not-for-profit contract research organization that is not affiliated with our company.

     If we develop products eligible for clinical trials, we will contract with an independent clinical research organization to design the trial protocols and arrange for and monitor the clinical trials. We also intend to rely on academic institutions or clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving our products. In addition, certain clinical trials for our products may be conducted by government-sponsored agencies and consequently will be dependent on governmental participation and funding. Our dependence on third-party researchers will involve risks including lessened control over the timing and other aspects of any clinical trials, since we will not be conducting them on our own. Please see "Risk Factors -- We have no experience in clinical trials and will be dependent on others ...", below, for additional discussion of risks related to our research.

     We do not intend to manufacture our products. We anticipate that any products we develop will be manufactured by subcontractors. Please see "Risk Factors -- We intend to rely on third parties to manufacture and market ...", below, for additional discussion of risks related to contract manufacturing.

Manufacturing and Marketing

     We are a development company and do not have, or intend to obtain, internal facilities for the manufacture of any of our products for clinical or commercial production. In order to have our products manufactured, we will initially need to develop relationships with third-party manufacturing resources, enter into collaborative arrangements with other parties that have established manufacturing capabilities or elect to have other third parties manufacture our products on a contract basis. Later we would propose to have our products manufactured and marketed pursuant to licensing agreements as discussed below.

     We also have no marketing infrastructure, and we do not intend to develop a sales and marketing staff to commercialize pharmaceutical products. If we develop products eligible for commercial sale, we will need to rely on third parties such as licensees, collaborators, joint venture partners or independent distributors to market and sell those products. Our dependence on third-party manufacturers and marketers will involve risks relating to our lessened control, and other risks including those discussed in " -- Risk Factors -- We intend to rely on third parties to manufacture and market our products ...," below.

     We currently envision having our manufacturing and marketing operations conducted pursuant to license agreements that we would negotiate with pharmaceutical companies with respect to manufacturing and marketing of their "upgraded" drugs. While we presently contemplate offering the rights to manufacture and market an "upgraded" drug to the original pharmaceutical company that developed the drug, we will evaluate other manufacturing and marketing arrangements as well.

Competition

     We expect to encounter significant competition for the principal drug delivery systems we plan to develop. Companies that complete clinical trials, obtain required regulatory approvals and commence commercial sales of their products before their competitors may achieve a significant competitive advantage. Accordingly, the relative speed with which we and any future collaborators can develop products, complete preclinical testing and clinical trials and approval processes, and supply commercial quantities of the products to the market are expected to be important competitive factors. A number of biotechnology and pharmaceutical companies are developing new drug delivery systems for the treatment of the same diseases being targeted by us. In some instances, such products have already entered late-stage clinical trials or received FDA approval. Significant levels of research in biotechnology, medicinal chemistry and pharmacology occur in academic institutions, governmental agencies and other public and private research institutions. These entities have become increasingly active in seeking patent protection and licensing revenues for their research results. They also compete with us in recruiting and retaining skilled scientific talent.

Please see "Risk Factors -- We are faced with direct and intense competition
....", below, for additional discussion related to our current and potential competition.

     Our potential competition includes other companies developing drug delivery systems based on carbohydrates, as well as companies developing drug delivery systems based on other polymers. The principal competitors in the polymer area are Cell Therapeutics, Access Pharmaceuticals, Daiichi, Enzon and Pharmacia which are developing alternate drugs in combination with polymers. We believe we are the only company conducting research on mannan-based drug delivery systems.

     In addition, we face competition with technologies other than polymer-based delivery technologies. We believe that the principal current competitors to polymer-based targeting technology fall into two categories: monoclonal antibodies and liposomes. A number of companies are developing or may in the future engage in the development of products competitive with our drug delivery system. Several companies are working on targeted monoclonal antibody therapy including Bristol-Myers Squibb, Centocor, GlaxoSmithKline, Imclone and Xoma. Currently, liposomal formulations being developed by Nexstar (acquired by Gilead Sciences), The Liposome Company (acquired by Elan Corporation) and Sequus Pharmaceuticals (acquired by Alza Corporation), are the major competing intravenous drug delivery formulations which deliver similar drug substances. A number of companies are developing or evaluating enhanced drug delivery systems. We expect that technological developments will occur at a rapid rate and that competition is likely to intensify as various alternative delivery system technologies achieve similar if not identical advantages.

     We believe that our ability to compete successfully will be based on our ability to create and maintain scientifically advanced technology, develop proprietary products, attract and retain scientific personnel, obtain patent or other protection for our products, obtain required regulatory approvals and manufacture and successfully market our products either alone or through outside parties.

Government Regulation

     The research, development, testing, manufacture, labeling, promotion, advertising, distribution, and marketing, among other things, of our products are extensively regulated by governmental authorities in the United States and other countries. In the United States, the Food and Drug Administration (FDA) regulates drugs under the Federal Food, Drug, and Cosmetic Act and its implementing regulations. Failure to comply with the applicable U.S. requirements may subject us to administrative or judicial sanctions, such as FDA refusal to approve pending new drug applications, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, and/or criminal prosecution. Please see "Risk Factors -- If we fail to obtain regulatory approvals ...", below, for additional discussion of risks related to regulatory compliance.

     Drug Approval Process

     No drug may be marketed in the U.S. until the drug has received FDA approval. We have not yet submitted an application for approval for any of our product candidates. The steps required before a drug may be marketed in the U.S. include:

     o    preclinical laboratory tests, animal studies, and formulation studies

     o submission to the FDA of an investigational new drug application, or IND, for human clinical testing, which must become effective before human clinical trials may begin

     o adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug for each indication

     o    submission to the FDA of a New Drug Application, or NDA

     o satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current Good Manufacturing Procedures established by the FDA ("cGMP") and

     o    FDA review and approval of the NDA.

     Preclinical tests include laboratory evaluation of product chemistry, toxicity, and formulation, as well as animal studies. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the trials as outlined in the IND. In such a case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. We cannot be sure that submission of an IND will result in FDA allowing clinical trials to begin.

     Clinical trials involve the administration of the investigational drug to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing the objectives of the study, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND.

     Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. Each trial must be reviewed and approved by an independent Institutional Review Board before it can begin. Study subjects must sign an informed consent form before participating in a clinical trial. Phase I usually involves the initial introduction of the investigational drug into people to evaluate its safety, dosage tolerance, pharmacodynamics, and, if possible, to gain an early indication of its effectiveness. Phase II usually involves trials in a limited patient population to (i) evaluate dosage tolerance and appropriate dosage; (ii) identify possible adverse effects and safety risks; and (iii) evaluate preliminarily the efficacy of the drug for specific indications. Phase III trials usually further evaluate clinical efficacy and test further for safety by using the drug in its final form in an expanded patient population. There is no assurance that these trials will be completed within a specified period of time, if at all.

     Assuming successful completion of the required clinical testing, the results of the preclinical studies and of the clinical studies, together with other detailed information, including information on the manufacture and composition of the drug, are submitted to the FDA in the form of an NDA requesting approval to market the product for one or more indications. Before approving an NDA, the FDA usually will inspect the facility or the facilities at which the drug is manufactured, and will not approve the product unless cGMP compliance is satisfactory. If the FDA evaluates the NDA and the manufacturing facilities as acceptable, the FDA will issue an approval letter. If the FDA evaluates the NDA submission or manufacturing facilities as not acceptable, the FDA will outline the deficiencies in the submission and often will request additional testing or information. Even if we submit the requested additional information, the FDA ultimately may decide that the NDA does not satisfy the regulatory criteria for approval. The testing and approval process requires substantial time, effort, and financial resources, and we cannot be sure that any approval will be granted on a timely basis, if at all. After approval, certain changes to the approved product, such as adding new indications, manufacturing changes, or additional labeling claims are subject to further FDA review and approval.

     FDA "Fast Track" Program; Priority Review

     The FDA's "fast track" program is intended to facilitate the development and expedite the review of drugs intended for the treatment of serious or life-threatening diseases and that demonstrate the potential to address unmet medical needs for such conditions. Under this program, the FDA can, for example, review portions of an NDA for a fast track product before the entire application is complete, thus potentially beginning the review process at an earlier time. We intend to seek to have some of our products designated as fast track products, with the goal of reducing review time. There can be no guarantee that the FDA will grant any of our requests for fast track designation, that any fast track designation would affect the time of review, or that the FDA will approve the NDA submitted for any of our product candidates, whether or not fast track designation is granted. Additionally, FDA approval of a fast track product can include restrictions on the product's use or distribution (such as permitting use only for specified medical procedures or limiting distribution to physicians or facilities with special training or experience), and can be conditioned on the performance of additional clinical studies after approval.

     FDA procedures also provide priority review of NDAs submitted for drugs that, compared to currently marketed products, offer a significant improvement in the treatment, diagnosis, or prevention of a disease. NDAs that are granted priority review are intended to be acted upon more quickly than NDAs given standard review. The FDA's current goal is to act on 90% of priority NDAs within six months of receipt. We anticipate seeking priority review with regard to some of our product candidates. There can be no guarantee that the FDA will grant priority review status in any instance, that priority review status will affect the time of review, or that the FDA will approve the NDA submitted for any of our product candidates, whether or not priority review status is granted.

     Post-Approval Requirements

     If FDA approval of one or more of our products is obtained, we will be required to comply with a number of post-approval requirements. For example, holders of an approved NDA are required to report certain adverse reactions to the FDA, and to comply with certain requirements concerning advertising and promotional labeling for their products. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval, and the FDA periodically inspects manufacturing facilities to assess compliance with cGMP. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. In addition, discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved NDA, including withdrawal of the product from the market. Also, new government requirements may be established that could delay or prevent regulatory approval of our products under development.

     FDA "Orphan Drug" Designation

     The FDA may grant orphan drug designation to drugs intended to treat a "rare disease or condition," which generally is a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are publicly disclosed by the FDA. Orphan drug designation does not convey an advantage in, or shorten the duration of, the regulatory review and approval process. If a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, meaning that the FDA may not approve any other applications to market the same drug for the same indication, except in certain very limited circumstances, for a period of seven years. As well, orphan drugs usually receive ten years of marketing exclusivity in the E.U.

     Non-United States Regulation

     Before our products can be marketed outside of the United States, they are subject to regulatory approval similar to that required in the United States, although the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country. No action can be taken to market any product in a country until an appropriate application has been approved by the regulatory authorities in that country. The current approval process varies from country to country, and the time spent in gaining approval varies from that required for FDA approval. In certain countries, the sales price of a product must also be approved. The pricing review period often begins after market approval is granted. No assurance can be given that even if a product is approved by a regulatory authority, satisfactory prices will be approved for such product.

     Environmental Regulation

     Pharmaceutical research and development involves the controlled use of hazardous materials including but not limited to certain hazardous chemicals and radioactive materials. In connection with research, development and manufacturing activities, biotechnology and biopharmaceutical companies are subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. Since we do not anticipate building in-house research, development or manufacturing facilities, but plan to have these activities conducted by contractors and other third parties, we do not anticipate that we will be directly affected by environmental regulations. However, our contractors and others conducting research, development or manufacturing activities for us may be required to incur significant costs to comply with environmental and health and safety regulations in the future, and this could in turn affect our costs of doing business and might ultimately interfere with timely completion of research or manufacturing programs if those third parties are unable to comply with environmental regulatory requirements.

Employees


     We currently have three employees: David Platt, our President and Chief Executive Officer; Anatole A. Klyosov, our Senior Vice President and Chief Scientific Officer; and Maureen Foley, our Manager of Operations. Two of those employees, namely Dr. Platt and Ms. Foley, are full-time employees.


Scientific and Clinical Advisory Boards

     We have started, and will continue to recruit members for, a Scientific Advisory Board that will include recognized scientists with expertise in the fields of carbohydrate chemistry and biochemistry, immunology, cell and molecular biology, and synthetic and medical chemistry. The Scientific Advisory Board will meet with our management on a regular basis and in smaller groups or individually from time to time on an informal basis. The members will assist us in identifying scientific and product development opportunities, reviewing with management the progress of our specific projects and recruiting and evaluating our scientific staff. We may also have a Clinical Advisory Board that will assist us from time to time on clinical matters.

     The initial members of our Scientific Advisory Board are: Dr. David Platt, our President and Chief Executive Officer and a director; Dr. Anatole A. Klyosov, our Senior Vice President and Chief Scientific Officer; Dr. Dale H. Conaway, a director; Burton Firtel, a director; and Dr. Henry Esber. See "Item
5. Directors and Executive Officers, Promoters and Control Persons" for additional information about the business and educational backgrounds of these persons, other than Dr. Esber whose background is as follows:

     Dr. Esber is Executive Director of Business Development for Primedica Corporation, a contract research organization. Dr. Esber has served in this capacity for more than five years. Dr. Esber is a co-founder and a director of BioQuant Corporation (formerly BioSignature Diagnostics, Inc.), a developer of immunochemistry kits for diagnosis and assessment of immunological diseases. He is also a co-founder of Advanced Drug Delivery, Inc., a biotechnology company that focuses on development of drug delivery systems using co-polymers or other modifications for use in the area of cancer and other diseases. Dr. Esber serves on the Scientific Advisory Boards of several U.S. and non-U.S. biotechnology companies, including Celltek Biotechnologies, Inc., BioQuant Corporation and Delmont Laboratories. Dr. Esber received a B.S. degree in Biology from the College of William and Mary in 1961, an M.S. degree in Public Health and Parasitology from the University of North Carolina in 1963, and a Ph.D. degree in Immunology/Microbiology from West Virginia University Medical Center in 1967.

Risk Factors

We are at an early stage of development without operating history. Our future revenues and profits are uncertain.

     We are a development-stage venture without operating history. We were incorporated in January 2001. Our predecessor, Pro-Pharmaceuticals (Massachusetts) was incorporated in July 2000. We have not generated any revenues to date. Though we have prepared and tested several carbohydrate-based formulations in preclinical studies, we have not prepared formulations of any therapeutic product for testing, and we have not commenced any clinical trials. We have no therapeutic products available for sale, and none are expected to be commercially available for several years, if at all. Our research activities may not lead to the development of any commercially viable products. We may never generate revenue or become profitable, even if we are able to commercialize any products. If we are unable to generate revenues or profits, you might not be able to realize returns on your investment in our company. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

We have incurred net losses to date, and expect to be dependent on outside sources of capital for the foreseeable future. If we fail to raise substantial additional capital, we will have to curtail or cease operations.

     Our predecessor, Pro-Pharmaceuticals (Massachusetts) had incurred net operating losses since its incorporation in July 2000, and as of December 31, 2000, had an accumulated deficit of approximately $188,000 and, as of March 31, 2001, $549,000. We will need to conduct significant research, development, testing and regulatory compliance activities that, together with projected general and administrative expenses, we expect will result in substantial increasing operating losses for at least the next several years. Accordingly, we will not be generating our own capital and will remain dependent on outside sources of financing during that time.

     As of March 31, 2001, we had approximately $841,000 in cash and cash equivalents. We have budgeted expenditures in 2001 of $5,000,000 and have begun a private placement exempt from registration under the Securities Act of 1933 in order to raise $5,145,000 to cover those planned expenditures. Please see "Item 2 -- Plan of Operation -- Liquidity and Capital Resources" for further discussion of our present financing plans. We may not be able to raise the entire amount at this time. In any case, we will have to raise additional funds to continue the development of our technologies and complete the commercialization of products, if any, resulting from our technologies. We will require substantial funds to: (1) continue our research and development programs, (2) acquire technologies by license or purchase, and (3) conduct preclinical studies and clinical trials. We may need to raise additional capital to fund our operations repeatedly. We may raise such capital through public or private equity financings, partnerships, debt financings, bank borrowings, or other sources. Our capital requirements will depend upon numerous factors, including the following:

     o    the establishment of collaborations

     o    the development of competing technologies or products

     o    changing market conditions

     o    the cost of protecting our intellectual property rights

     o the progress of our research and development programs, the progress of our collaborations and receipt of any option/license, milestone and royalty payments resulting from those collaborations

     o    technology acquisition opportunities

     Additional funding may not be available on favorable terms or at all. If adequate funds are not otherwise available, we may curtail operations significantly. To obtain additional funding, we may need to enter into arrangements that require us to relinquish rights to certain technologies, products and/or potential markets. To the extent that additional capital is raised through the sale of equity, or securities convertible into equity, you may experience dilution of your proportionate ownership of the company.

Our product candidates will be based on novel technologies that have not yet been proven.

     Our product candidates will be based upon novel technologies that we plan to use to apply to drugs currently used in the treatment of cancer and other diseases. These technologies have not been proven. Carbohydrates are difficult to synthesize, and we may not be able to synthesize carbohydrates that would be usable as delivery vehicles for the anti-cancer drugs we plan to work with. Furthermore, as is often the case, preclinical results in animal studies may not predict outcomes in human clinical trials. Our product candidates may not be proven safe or effective. If this technology does not work, our product candidates may not develop into commercial products.

If we do not successfully develop products, we may be unable to generate any revenue.

     Our product candidates are still in research and preclinical development, which means that they have not yet been tested on humans. We will need to commit significant time and resources to develop these and additional product candidates. We are dependent on the successful completion of clinical trials and obtaining regulatory approval in order to generate revenues. The failure to generate such revenues may preclude us from continuing our research and development of these and other product candidates.

     We have no product candidates in clinical trials, and we do not know when, if ever, we will have a candidate and commence clinical trials. Clinical trials are expensive, time-consuming and may not be successful. They involve the testing of potential therapeutic agents, or effective treatments, in humans in three phases (phases I, II, and III) to determine the safety and efficacy of the product candidates necessary for an approved drug. Many products in human clinical trials fail to demonstrate the desired safety and efficacy characteristics. Even if our products progress successfully through initial human testing, they may fail in later stages of development. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after reporting promising results in earlier trials. In addition, data obtained from clinical trials are susceptible to varying interpretations. Government regulators and our collaborators may not agree with our interpretation of our future clinical trial results. The clinical trials of any of our future product candidates may not be successful.

If we fail to obtain regulatory approvals, we will be unable to commercialize our products.

     We do not have any product approved for sale in the U.S. or any foreign market. We must obtain approval from the FDA in order to sell our products in the U.S. and from foreign regulatory authorities in order to sell our drug products in other countries. We have not yet submitted any application for approval to the FDA. Once an application is submitted, the FDA could reject the application or require us to conduct additional clinical or other studies as part of the regulatory review process. Delays in obtaining or failure to obtain FDA approvals would prevent or delay the commercialization of our products, which would prevent, defer or decrease our receipt of revenues.

     The regulatory review and approval process is lengthy, expensive and uncertain. Extensive preclinical and clinical data and supporting information must be submitted to the FDA for each indication for each product candidate in order to secure FDA approval. We have no experience in obtaining such approvals, and cannot be certain when we will receive these regulatory approvals, if ever.

     In addition to initial regulatory approval, our product candidates will be subject to extensive and rigorous ongoing domestic and foreign government regulation, as we discuss in more detail in "Business of Pro-Pharmaceuticals -- Government Regulation," above. Any approvals, once obtained, may be withdrawn if compliance with regulatory requirements is not maintained or safety problems are identified. Failure to comply with these requirements may subject us to stringent penalties.

Even if our product candidates are successful in clinical trials, they may not be successfully commercialized.

     All of our compounds currently are in research or development, and none has been submitted for marketing approval. There can be no assurance that any of our compounds will enter human clinical trials on a timely basis, if at all, or that we will develop any product candidates suitable for commercialization. Prior to commercialization, each product candidate will require significant additional research, development and preclinical testing and extensive clinical investigation before submission of any regulatory application for marketing approval. Potential products that appear to be promising at early stages of development may not reach the market for a number of reasons. Potential products may:

     o be found ineffective or cause harmful side effects during preclinical testing or clinical trials

     o    fail to receive necessary regulatory approvals

     o    be difficult to manufacture on a large scale

     o    be uneconomical to produce

     o    fail to achieve market acceptance

     o be precluded from commercialization by proprietary rights of third parties

     We cannot assure you that we will undertake any product development efforts, either alone or with collaborative partners. If we do undertake product development efforts, we cannot assure you that any of those efforts will be successfully completed, that required regulatory approvals will be obtained or that any products, if introduced, will be successfully marketed or achieve customer acceptance.

We have no experience in clinical trials and will be dependent on others to conduct our clinical trials.

     We have no experience in conducting clinical trials. We intend to rely on academic institutions or clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving our products. In addition, certain clinical trials for our products may be conducted by government-sponsored agencies and consequently will be dependent on governmental participation and funding. We will have less control over the timing and other aspects of these clinical trials than if we conducted them entirely on our own. We cannot assure you that these trials will commence or be completed as we expect or that they will be conducted successfully. Failure to commence or complete, or delays in, any of our planned clinical trials could delay or prevent the commercialization of our products and harm our business. The actual timing of clinical trials can vary dramatically due to factors such as delays, scheduling conflicts with participating clinicians and clinical institutions and the rate of patient accruals. We cannot assure you that clinical trials involving our product candidates will commence or be completed as forecasted.

If we fail adequately to protect our intellectual property, our competitive position could be harmed.

     Development and protection of our intellectual property are critical to our business. If we do not adequately protect our intellectual property, competitors may be able to practice our technologies. Our success depends in part on our ability to:

     o obtain patent protection for our products or processes both in the United States and other countries

     o    protect trade secrets

     o    prevent others from infringing on our proprietary rights

     While we believe that linking our carbohydrate polymers to existing drugs will yield patentable subject matter, to date we have only made two provisional patent applications, as well as a patent application as discussed above under " -- Patents and Proprietary Rights." We do not believe that our carbohydrate-drug conjugates will infringe any third-party patents covering the underlying drug. However, there can be no assurance that we will receive a patent for our carbohydrate-drug conjugates. In addition, we must meet further filing deadlines in the case of our provisional patent applications if we are to retain the filing, or priority, dates for those applications, as discussed above under " -- Patents and Proprietary Rights."

     Since patent applications in the United States are maintained in secrecy until patents are issued, and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we cannot be certain that we are the first to make the inventions to be covered by the patent applications we intend to file. The patent position of biopharmaceutical firms generally is highly uncertain and involves complex legal and factual questions. The U.S. Patent and Trademark Office has not established a consistent policy regarding the breadth of claims that it will allow in biotechnology patents. If it allows broad claims, the number and cost of patent interference proceedings in the U.S. and the risk of infringement litigation may increase. If it allows narrow claims, the risk of infringement may decrease, but the value of our rights under our patents, licenses and patent applications may also decrease.

     We cannot assure you that patent applications in which we have rights will ever issue as patents or that the claims of any issued patents will afford meaningful protection for our technologies or products. In addition, patents issued to us or our licensors may be challenged and subsequently narrowed, invalidated or circumvented. Litigation, interference proceedings or other governmental proceedings that we may become involved in with respect to our proprietary technologies or the proprietary technology of others could result in substantial cost to us. Patent litigation is widespread in the biotechnology industry, and any patent litigation could harm our business. Costly litigation might be necessary to protect our patent position or to determine the scope and validity of third-party proprietary rights, and we may not have the required resources to pursue such litigation or to protect our patent rights. An adverse outcome in litigation with respect to the validity of any of our patents could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using a product or technology.

     Although we require our scientific and technical employees and consultants to enter into broad assignment of inventions agreements, we have not required Dr. Platt to do so. He has, however, assigned all his patents and patent applications of inventions related to our company's business. We also rely upon trade secrets, proprietary know-how and continuing technological innovation to remain competitive. Third parties may independently develop such know-how or otherwise obtain access to our technology. While our employees, consultants and corporate partners with access to proprietary information generally will be required to enter into confidentiality agreements, these agreements may not be honored.

If any of our license agreements for intellectual property underlying any of our products are terminated, we may lose our rights to develop or market that product.

     Patents issued to third parties may cover our products as ultimately developed. We may need to acquire licenses to these patents or challenge the validity of these patents. We may not be able to license any patent rights on acceptable terms or successfully challenge such patents. The need to do so will depend on the scope and validity of these patents and ultimately on the final design or formulation of the products and services that we develop. We may not be able to meet our obligations under those licenses that we do enter into. If we enter into a license agreement for intellectual property underlying any of our products, and that license were to be terminated, we may lose our right to market and sell any products based on the licensed technology.

Our products could infringe on the intellectual property rights of others, which may cause us to engage in costly litigation and, if we are not successful, could cause us to pay substantial damages and prohibit us from selling our products.

     Although we attempt to monitor the patent filings of our competitors in an effort to guide the design and development of our products to avoid infringement, third parties may challenge the patents that have been issued or licensed to us. We may have to pay substantial damages, possibly including treble damages, for past infringement if it is ultimately determined that our products infringe a third party's patents. Further, we may be prohibited from selling our products before we obtain a license, which, if available at all, may require us to pay substantial royalties. Even if infringement claims against us are without merit, defending a lawsuit takes significant time, may be expensive and may divert management attention from other business concerns.

Our lack of operating experience may cause us difficulty in managing our growth.

     We have no experience in manufacturing or procuring products in commercial quantities and conducting other later-stage phases of the regulatory approval process, or in selling pharmaceutical products, and we have only limited experience in negotiating, establishing and maintaining strategic relationships. We have no experience with respect to the launch of a commercial product. Our ability to manage our growth, if any, will require us to improve and expand our management and our operational and financial systems and controls. If our management is unable to manage growth effectively, our business and financial condition would be materially harmed. In addition, if rapid growth occurs, it may strain our operational, managerial and financial resources.

If we fail to keep pace with rapid technological change in the biotechnology and pharmaceutical industries, our products could become obsolete.

     Biotechnology and related pharmaceutical technology have undergone and are subject to rapid and significant change. We expect that the technologies associated with biotechnology research and development will continue to develop rapidly. Our future will depend in large part on our ability to maintain a competitive position with respect to these technologies. Any compounds, products or processes that we develop may become obsolete before we recover any expenses incurred in connection with developing these products.

We are faced with direct and intense competition from our rivals in the biotechnology and pharmaceutical industries.

     The biotechnology and pharmaceutical industries are intensely competitive. We have numerous competitors in the United States and elsewhere. Our competitors include major, multinational pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions. Many of these competitors have greater financial and other resources, larger research and development staffs and more effective marketing and manufacturing organizations, than we do. In addition, academic and government institutions have become increasingly aware of the commercial value of their research findings. These institutions are now more likely to enter into exclusive licensing agreements with commercial enterprises, including our competitors, to market commercial products. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and established biotechnology companies. Many of these competitors have significant products that have been approved or are in development and operate large, well-funded research and development programs.

     Our competitors may succeed in developing or licensing technologies and products that are more effective or less costly than any we are developing. Our competitors may succeed in obtaining FDA or other regulatory approvals for product candidates before we do. In particular, we face direct competition from many companies focusing on delivery technologies. Products resulting from our research and development efforts, if approved for sale, may not compete successfully with our competitors' existing products or products under development.

We intend to rely on third parties to manufacture and market our products. Our dependence on third-party manufacturers and marketers means that we may not have sufficient control over the manufacture or marketing of our products.

     We do not have, and do not intend to develop, internal facilities for the manufacture of any of our products for clinical or commercial production. We will need to develop relationships with third-party manufacturing resources, enter into collaborative arrangements with licensees or other parties which have established manufacturing capabilities or elect to have other third parties manufacture our products on a contract basis. We expect to be dependent on such collaborators or third parties to supply us in a timely way with products manufactured in compliance with standards imposed by the FDA and foreign regulators. The manufacturing facilities of contract manufacturers may not comply with applicable manufacturing regulations of the FDA nor meet our requirements for quality, quantity or timeliness.

     In addition, we have no direct experience in marketing, sales or distribution, and we do not intend to develop a sales and marketing infrastructure to commercialize pharmaceutical products. If we develop products eligible for commercial sale, we will need to rely on third parties such as licensees, collaborators, joint venture partners or independent distributors to market and sell those products. We may not be able to obtain access to a marketing and sales force with sufficient technical expertise and distribution capability. Also, we will not be able to control the resources and effort that a third party will devote to marketing our products. If we are unable to develop and maintain relationships for the necessary marketing and sales capabilities, we may fail to gain market acceptance for our products, and our revenues could be impaired.

If we lose our key personnel or are unable to attract and retain additional personnel, we may be unable to pursue collaborations or develop our own products.

     We are highly dependent on Dr. David Platt, President and Chief Executive Officer, and Dr. Anatole Klyosov, Senior Vice President and Chief Scientific Officer. The loss of either of these persons, or failure to attract or retain other key personnel, could prevent us from pursuing collaborations or developing our products and core technologies. We are considering but at this point have not entered into employment agreements with either Dr. Platt or Dr. Klyosov, nor has either entered into an assignment of inventions or confidentiality agreement with us.

     Recruiting and retaining qualified scientific personnel to perform research and development work are critical to our success. There is intense competition for qualified scientists and managerial personnel from numerous pharmaceutical and biotechnology companies, as well as from academic and government organizations, research institutions and other entities. In addition, we may face particular difficulties because there is a limited number of scientists specializing in on carbohydrate chemistry, a principal focus of our company. We expect to rely on consultants and advisors, including our scientific and clinical advisors, to assist us in formulating our research and development strategy. Any of those consultants or advisors could be employed by other employers, or be self-employed, and might have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. Such other employment, consulting or advisory relationships could place our trade secrets at risk, even if we require non-disclosure agreements.

Our President and Chief Executive Officer, Dr. David Platt, may be the subject of litigation involving a noncompetition agreement with a former employer.

     Dr. David Platt, our President and Chief Executive Officer, received a demand letter dated February 15, 2001, from SafeScience, Inc., his former employer, claiming that his engagement with our business is a violation of a noncompetition covenant he has with SafeScience and demanding that he cease such conduct. Our counsel in a letter dated February 19, 2001 responded on behalf of Dr. Platt stating that we do not believe our business is competitive because, among other things, we are developing methods to reduce toxicity of currently existing chemotherapy drugs by combining the drugs with different carbohydrate molecules (particularly, mannans or other sugars), whereas SafeScience is engaged in new drug development based on a different compound, pectin, which we believe they are developing as a stand-alone drug rather than in combination with other known drugs, such as in our case. Mannans and pectins differ significantly. Mannans consist of the sugars mannose and galactose, and have an ordered, crystalline structure with a polymannan backbone. In contrast, pectin is amorphous, and it is made of several sugar components and polygalacturonic acid. Counsel for SafeScience indicated a willingness to resolve these matters which resulted in attempts to set up meeting with a scientist from each company to discuss the competition issues. Dr. Platt believes that SafeScience subsequently imposed obstacles to the desired meeting such that he on April 26, 2001 terminated negotiations. We cannot assure you that Safe Science will not proceed to file a lawsuit against us or, if it does, that we will prevail in such action. In addition, litigation could impose a substantial, if not unacceptable, financial burden on us, and be disruptive of our operations.

Because there is a risk of product liability associated with our products, we face potential difficulties in obtaining insurance.

     We do not have product liability or other professional liability insurance. In the future, we may, in the ordinary course of business, be subject to substantial claims by, and liability to, persons alleging injury as a result of taking products we have under development. If we are successful in having products approved by the FDA, the sale of such products would expose us to additional potential product liability and other claims resulting from their use. This liability may result from claims made directly by consumers or by pharmaceutical companies or others selling such products. We do not currently have any product liability or professional liability insurance, and it is possible that we will not be able to obtain or maintain such insurance on acceptable terms or that any insurance obtained will provide adequate coverage against potential liabilities. Our inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or limit the commercialization of any products we develop. A successful product liability claim in excess of our insurance coverage could exceed our net worth. While we desire to reduce our risk by obtaining indemnity undertakings with respect to such claims from licensees and distributors of our products, we may not be able to obtain such undertakings and, even if we do, they may not be sufficient to limit our exposure to claims.

Uncertainty regarding third-party reimbursement and health care cost containment initiatives may limit our returns.

     Our ability to commercialize our products successfully will be affected by the ongoing efforts of governmental and third-party payors to contain or reduce the cost of health care. Governmental and other third-party payors increasingly are attempting to contain health care costs by:

     o    challenging the prices charged for health care products and services

     o limiting both coverage and the amount of reimbursement for new therapeutic products

     o denying or limiting coverage for products that are approved by the FDA but are considered experimental or investigational by third-party payors

     o refusing in some cases to provide coverage when an approved product is used for disease indications in a way that has not received FDA marketing approval

     In addition, the trend toward managed health care in the United States, the growth of organizations such as health maintenance organizations, and legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of healthcare services and products, resulting in lower prices and reducing demand for our products.

     Even if we succeed in bringing any products to the market, they may not be considered cost-effective and third-party reimbursement might not be available or sufficient. If adequate third-party coverage is not available, we may not be able to maintain price levels sufficient to realize an appropriate return on our investment in research and product development. In addition, legislation and regulations affecting the pricing of pharmaceuticals may change in ways adverse to us before or after any of our proposed products are approved for marketing. While we cannot predict whether any such legislative or regulatory proposals will be adopted, the adoption of such proposals could make it difficult or impossible to sell our products.

To the extent that our third-party research contractors, developers or manufacturers are required to comply with potentially costly and time-consuming environmental regulations, our costs could increase and our research, development and manufacturing programs could be adversely affected.

     Pharmaceutical research and development involves the controlled use of hazardous materials including but not limited to certain hazardous chemicals and radioactive materials. In connection with research, development and manufacturing activities, biotechnology and biopharmaceutical companies are subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. Since we do not anticipate building in-house research, development or manufacturing facilities, but plan to have these activities conducted by contractors and other third parties, we do not anticipate that we will be directly affected by environmental regulations. However, our contractors and others conducting research, development or manufacturing activities for us may be required to incur significant costs to comply with environmental and health and safety regulations in the future, and this could in turn affect our costs of doing business and might ultimately interfere with timely completion of research or manufacturing programs if those third parties are unable to comply with environmental regulatory requirements.

Our ability to conduct animal testing could be limited in the future.

     Our research and development activities have involved, and will continue to involve, animal testing. Such activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas. To the extent the activities of these groups are successful, our business could be materially harmed.

Stock prices for biopharmaceutical and biotechnology companies are extremely volatile, which may affect our ability to raise capital in the future.

     The market price for securities of biopharmaceutical and biotechnology companies historically has been highly volatile, and the market from time to time has experienced significant price and volume fluctuations that are unrelated to the operating performance of such companies.

Fluctuations in the trading price or liquidity of our common stock may adversely affect our ability to raise capital through future equity financings.

     Factors that may have a significant impact on the market price and marketability of our common stock include:

     o announcements of technological innovations or new commercial therapeutic products by us, our collaborative partners or our present or potential competitors

     o announcements by us or others of results of preclinical testing and clinical trials

     o    developments or disputes concerning patent or other proprietary rights

     o adverse legislation, including changes in governmental regulation and the status of our regulatory approvals or applications

     o    changes in health care policies and practices

     o economic and other external factors, including general market conditions

     In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. If a securities class action suit is filed against us, we would incur substantial legal fees and our management's attention and resources would be diverted from operating our business in order to respond to the litigation.

Our stock is not listed on any exchange, and there is little near-term likelihood that we could meet listing standards on an exchange or for either Nasdaq market. This limits the ability of our shareholders to sell their shares and liquidate their investment.

     We have not listed our capital stock on any exchange and do not foresee that in the near-term we would be able to meet the listing standards for any exchange or for the Nasdaq National Market or the Nasdaq Small Cap Market. We are contemplating taking, but have not yet taken any, steps to permit our shares to be traded over the counter including on the over-the-counter bulletin board (OTCBB) sponsored by the National Association of Securities Dealers. There may be, but we cannot assure, a market for our shares on the OTCBB. Accordingly, our stockholders may not find a market for their shares and be unable to sell their shares when they want or at a favorable price.

Four of our principal stockholders own a sufficient number of shares to control the company.

     Four of our principal stockholders, David Platt, James Czirr, Offer Binder and Anatole Klyosov, own or control approximately 91% of our outstanding shares of our common stock, and Messrs. Platt and Czirr together own approximately 73%. Even if we sell all of the 1,470,000 shares that we are currently offering in a private placement, the four stockholders named above would still control approximately 82% of our common stock, with Messrs. Platt and Czirr together controlling about 66%. Some or all of these stockholders, acting in concert, will be able to continue to elect the Board of Directors and take other corporate actions requiring stockholder approval, such as recapitalization or other fundamental corporate action, as well as dictate the direction and policies of our company. Such concentration of ownership also could have the effect of delaying, deterring or preventing a change in control of the company that might otherwise be beneficial to stockholders.

Item 2. Plan of Operation

     Overview

     We are currently in the development stage and have not yet generated any operating revenues. Since the inception of our predecessor, Pro-Pharmaceuticals (Massachusetts) in July 2000, we have been engaged in research and development activities in connection with developing carbohydrate-based enhancement systems for proven anti-cancer drugs. During 2001, we have so far conducted two sets of preclinical animal experiments with an independent laboratory to study the reduction of toxicity of two widely-used anti-cancer drugs, 5-Fluorouracil and Adriamycin, in combination a number of our mannan compounds, selected for the studies, and have also conducted one study of the efficacy of 5-FU when used with one of the mannans. Preliminary results of the studies indicate that one of the mannan compounds may significantly decrease the toxicity of 5-FU and increase its therapeutic efficacy, and another mannan may significantly decrease the toxicity of Adriamycin. We believe that the results of those studies show promise for carbohydrate-based anti-cancer drug delivery systems. We are currently developing formulations of carbohydrates linked to anti-cancer drugs. We have no products and have not yet conducted any clinical trials.


     Business Combination; Ownership and Management Structure

     Under our former name, DTR-Med Pharma Corp., we were incorporated under Nevada law in January 2001, for the purpose of effecting an acquisition of all the issued and outstanding stock of our predecessor, Pro-Pharmaceuticals (Massachusetts). Prior to the acquisition, we changed our name to Pro-Pharmaceuticals, Inc. We then merged with the Massachusetts corporation. We are the surviving corporation in the merger.

     From our incorporation until just before the acquisition, we had been a wholly owned subsidiary of Developed Technology Resource, Inc., a Minnesota corporation whose common stock is publicly traded on the Over-the-Counter Bulletin Board. In exchange for 1,221,890 shares of our common stock, Developed Technology transferred to us certain contractual rights as described under "Item
1. Description of Business -- Business of Pro-Pharmaceuticals -- Cancer Detection Technology." As part of that process, Developed Technology distributed its holdings of our common stock to its shareholders of record as of May 7, 2001.

     On May 15, 2001, we acquired all of the outstanding common stock of Pro-Pharmaceuticals (Massachusetts). We acquired these shares in exchange for 12,354,670 shares of our common stock. As a result, Pro-Pharmaceuticals (Massachusetts) became our wholly owned subsidiary, and the shareholders of Pro-Pharmaceuticals (Massachusetts) owned approximately 91% of the outstanding shares of our common stock, with the Developed Technology shareholders owning the remaining 9%. After the acquisition, we merged with our wholly owned subsidiary, Pro-Pharmaceuticals (Massachusetts) and are the surviving corporation in the merger. The merger was treated as a capital transaction and was accounted for as a reverse merger in which Pro-Pharmaceuticals (Massachusetts) was the accounting acquirer.

     Concurrent with the change of control, all of our original officers and directors resigned and were replaced by then-current officers and directors of Pro-Pharmaceuticals (Massachusetts).

     We are continuing the business of Pro-Pharmaceuticals (Massachusetts), which has been attempting to develop a technology that will reduce the toxicity and improve the efficacy of current drug therapies, including cancer chemotherapies, by combining the drugs with a number of specific carbohydrate compounds.


     Plan of Operation

     During 2001, our plan of operation is as follows:

     o Make drug delivery formulations to upgrade the anti-cancer drugs 5-Fluorouracil, Adriamycin, Taxol, Cytoxan and Cisplatin linked to carbohydrates, in quantities necessary for preclinical evaluation of the upgraded formulations

     o Based on results of preclinical evaluations, and depending on the availability of funds, select one or more of the drug enhancement systems to conduct clinical trials

     o File an Investigational New Drug (IND) application with the FDA to conduct clinical trials, aiming for a fast-track designation to shorten the FDA approval process

     o    Begin clinical trials

     In subsequent years, we would plan to complete clinical trials, file at least one New Drug Application (NDA) with the FDA and obtain FDA approval to market the product. We would then arrange for manufacture and marketing of the product(s).

     We do not plan to purchase or sell any plant or significant equipment during 2001. We expect to maintain our employee headcount at three to four.

     Liquidity and Capital Resources

     Our capital raised to date was primarily through a private placement of convertible notes, issued by Pro-Pharmaceuticals (Massachusetts). These notes are now our corporate obligations, as a result of the merger. See "Part II. Item
4. Recent Sales of Unregistered Securities" for a discussion of the convertible note issuance. As of March 31, 2001, the proceeds from convertible note issuances totaled approximately $1,100,000. As of March 31, 2001, we had approximately $841,000 in cash and cash equivalents. We have budgeted expenditures in 2001 of $5,000,000, comprised of anticipated expenditures for research and development ($3,200,000), general and administrative ($1,300,000), equipment and leaseholds ($200,000) and contingency allowance ($300,000). We have begun a private placement exempt from registration pursuant to Rule 506 of Regulation D under the Securities Act of 1933 in order to raise $5,145,000 to cover our expenditures. Purchasers under the private placement must qualify as "accredited investors" as such term is defined in Regulation D. The securities consist of 1,470,000 units, offered at $3.50 each, of one share of our common stock and one 4-year warrant exercisable at $6.50 to purchase one share of our common stock. The warrant is subject, following written notice, to acceleration if either (i) we file a New Drug Application with the FDA, or (ii) our stock is listed on an exchange and its closing price exceeds $11.00 on any 10 trading days within a period of 20 consecutive trading days or, if our stock is quoted on the NASDAQ National Market System or Small Cap Market, or over-the-counter, and the average of the closing bid and asked prices thereon exceeds $11.00 on any 10 trading days within a period of 20 consecutive trading days.


     Additional funds may be raised through additional equity financings, as well as borrowings and other resources. We are currently holding discussions with potential investors. With the capital we have raised to date, and the additional $5,145,000 we are attempting to raise, we believe that we will be able to proceed with our current plan of operations and meet our obligations for approximately the next twelve months. If we do not raise the additional funds, we will have to cut our research and development expenditures to a minimum level for the remainder of the year, since available cash at March 31 would be insufficient to cover more than equipment and leasehold costs and some administrative costs. In that case, overall administrative expenses for the year would have to be cut by approximately $800,000. If we have only minimal funds to spend on research and development, that would substantially slow progress that we might expect to make during 2001 and early 2002 in development of our business including commencement of clinical trials.


     We expect to generate losses from operations for several years due to substantial additional research and development costs, including costs related to clinical trials. Our future capital requirements will depend on many factors, in particular our progress in and scope of our research and development activities, and the extent to which we are able to enter into collaborative efforts for research and development and, later, manufacturing and marketing products. We may need additional capital to the extent we acquire or invest in businesses, products and technologies. If we should require additional financing due to unanticipated developments, additional financing may not be available when needed or, if available, we may not be able to obtain this financing on terms favorable to us or to our stockholders. Insufficient funds may require us to delay, scale back or eliminate some or all of our research and development programs, or may adversely affect our ability to operate as a going concern. If additional funds are raised by issuing equity securities, substantial dilution to existing stockholders may result.

Item 3. Description of Property

     We entered into a 5-year sublease commencing June 1, 2001 for approximately 2,830 square feet for our executive offices located at 189 Wells Avenue, Suite 200, Newton, Massachusetts 02459. The rent for the first year is $87,730 ($7,311 per month) and is subject to increase in subsequent years. The sublease is a so-called "triple net" lease, meaning that we must pay our proportionate share of items such as property taxes, insurance and operating costs. Under the sublease, we paid a security deposit of $48,883.

Item 4. Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information regarding beneficial ownership of our common stock, as of May 15, 2001, by (1) each shareholder known to us to be the beneficial owner of more than 5% of our outstanding shares of common stock, (2) each of our executive officers and directors and (3) our executive officers and directors, as a group, as of May 15, 2001.

                                            Shares of Common Stock    Percentage
  Name and Address                          Beneficially Owned (1)     of Class
  ----------------                          ------------------        ---------

David Platt, Ph.D                                  4,941,868             36.4%
12 Appleton Circle
Newton, MA 02459

James Czirr                                        4,941,868             36.4%
425 Janish Drive
Sandpoint, ID 83864

Anatole Klyosov, Ph.D                              1,235,467              9.1%
36 Walsh Road
Newton, MA 02459

Offer Binder                                       1,235,467              9.1%
c/o Pasquale
via Settembrini 14/A
San Mariano
06073 Corciano (PG)
Italy

Peter L. Hauser                                       40,000                *
Equity Security Investments, Inc.
701 Xenia Avenue South, Suite 100
Golden Valley, MN 55416

Burton C. Firtel                                           0               --
555 Sherman Avenue
Hamden, CT 06518

Dale H. Conaway, D.V.M                                     0               --
1731 Circle Pines Fort
Okemos, MI 48864

All executive officers and directors as a         11,159,203             82.2%
group (7 persons)

     * Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, shares of common stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of May 15, 2001, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. As of May 15, 2001 we had no options or warrants outstanding, and none of the above persons owned any security of our company otherwise exercisable for, or convertible into, shares of our common stock.

     We are not aware of any arrangements that may result in "changes in control" as that term is defined by the provisions of Item 403(c) of Regulation S-B.


Item 5. Directors and Executive Officers, Promoters and Control Persons

     The following table sets forth information about our executive officers and directors:

      Name                Age as of 5/24/01           Position
      ----                -----------------           --------

David Platt, Ph.D.               47          President, Chief Executive Officer,
                                             Treasurer, Secretary and Director

Anatole Klyosov, Ph.D.           54          Senior Vice President and Chief
                                             Scientific Officer

James Czirr                      47          Executive Vice President of
                                             Business Development and Director

Peter Hauser                     60          Director

Burton C. Firtel                 61          Director

Dale H. Conaway, D.V.M.          46          Director


     Dr. Platt has served as our President, Chief Executive Officer, Treasurer, Secretary and a director since May 15, 2001. Previously, he had been President, Chief Executive Officer, Treasurer, Clerk and a director of Pro-Pharmaceuticals (Massachusetts), the Company's predecessor, since its founding in July 2000. He was Chairman of the Board, Chief Executive Officer and Secretary of SafeScience Inc. (NASDAQ SmallCap: SAFS) (formerly IGG International, Inc.), a biotechnology company involved in research and development of products for treating cancer and immune system diseases, from December 1992 through May 2000. Dr. Platt had been Chairman of the Board, Chief Executive Officer and Secretary of Agricultural Glycosystems, Inc., a wholly owned subsidiary of SafeScience, from its inception in June 1995 through May 2000. Agricultural Glycosystems manufactures and markets complex carbohydrate compounds for use in agriculture. He is currently a director of Integrated Pharmaceuticals, Inc. (OTCBB: INTP), a company specializing in molecular-level means of increasing speed of production of enzymes for use in fermentation. Dr. Platt received a Ph.D. in Chemistry from Hebrew University in Jerusalem, Israel, in 1988, and also earned an M.S. degree in 1983 and a B.S. degree in 1978 from Hebrew University. He earned a Bachelor of Engineering degree in 1980 from Technicon in Haifa, Israel.

     Dr. Klyosov has served as our Senior Vice President, Chief Scientific Officer since May 15, 2001. Previously, he had been Senior Vice President, Chief Scientific Officer of Pro-Pharmaceuticals (Massachusetts), the Company's predecessor, since its founding in July 2000. From 1996 to the present, Dr. Klyosov has served as Manager, Research and Development, for Thermo Fibergen, Inc. (AMEX: TFG), a biotechnology company that develops and manufactures products including biotechnological materials and fiber-based composites. From 1990 to June 1998, Dr. Klyosov served as Professor of Biochemistry at Harvard Medical School, Center for Biochemical and Biophysical Sciences and Medicine, where he studied an enzyme involved in angiogenesis of cancer cells, glucocorticoid receptors, and biochemistry of alcohol abuse. Dr.

Klyosov received a Ph.D. degree in Physical Chemistry from Moscow State University in 1972, and a D.Sc. degree in Physical Chemistry and Biochemistry from Moscow State University in 1977.

     Mr. Czirr has served as Executive Vice President of Business Development and a director since May 15, 2001. He had been a director of Pro-Pharmaceuticals (Massachusetts), the Company's predecessor, since its founding in July 2000. He has been an independent corporate and public relations consultant for over ten years, working with various companies concerning business strategies, including issues such as organization of production, finance and capital programs, marketing strategies and incentive programs. He is a director of the following companies which are subject to the reporting requirements of the Securities Exchange Act of 1934: Metalline Mining Co. (OTCBB: MMGG), which is developing a zinc mine in Mexico; and NACO Industries Inc., which manufactures polyvinyl chloride fittings for use in agriculture, municipal and industrial applications. Mr. Czirr received a B.B.A. degree from the University of Michigan in 1976, and has completed post-graduate courses at the University of Toledo School of Business Administration, and at the College for Financial Planning.

     Mr. Hauser has served as a director since May 15, 2001. He has been a director of Developed Technology Resource, Inc. (DEVT.OB), a company subject to the reporting requirements of the Securities Exchange Act of 1934, since October 1993. Since 1977, he has been employed by Equity Securities Trading Co., Inc., a Minneapolis-based brokerage firm, and is currently a vice president and principal. Mr. Hauser received a B.A. from the University of Minnesota in 1967.

     Mr. Firtel has served as a director since May 15, 2001. He is President of Adco Medical Supplies Incorporated, a company he founded in 1970. Adco Medical Supplies distributes disposable medical supplies to U.S. customers, mostly for hospital use. Mr. Firtel also serves as President of Plastic Fabricators Incorporated, a manufacturer of plastic burial supplies sold through distributors to customers in the funeral industry, which was acquired by Adco Medical Supplies in 1992. Mr. Firtel received a B.S. degree in Business Administration from Boston University in 1961.

     Dr. Conaway has served as a director since May 15, 2001. He is currently the Deputy Regional Director and the Chief Veterinary Medical Officer for the Office of Research Compliance and Assurance, a division of the U.S. Department of Health and Human Services. From March 1998 to March 2001, he served as Manager of the Equine Drug Testing and Animal Disease Surveillance Laboratories, for the Michigan Department of Agriculture. From July 1994 to March 1998, he was the Regulatory Affairs Manager for the Michigan Department of Public Health Vaccine Production Division. Dr. Conaway received a D.V.M. degree from Tuskegee Institute, Tuskegee, Alabama, in 1979, and a M.S. degree in Pathology from the College of Veterinary Medicine, Michigan State University, in 1984.

     None of the persons specified above share any familial relationship. Other than the persons specified above, there are currently no significant employees that we expect to make a significant contribution to our business. All of our directors serve until the next annual meeting of stockholders.


Item 6. Executive Compensation


     We were incorporated in January 2001 and have been inactive from that time until April 23, 2001 when we acquired certain rights to potential royalties relating to a cancer detection technology from our former parent, Developed Technology Resources, Inc. Please see "Item 1. Description of Business -- Business of Pro-Pharmaceuticals -- Cancer Detection Technology". We acquired Pro-Pharmaceuticals (Massachusetts) on May 15, 2001 by means of an exchange of stock. Pro-Pharmaceuticals

(Massachusetts) was incorporated as of July 11, 2000. During the year ended December 31, 2000, none of our executive officers or directors earned any salary, bonus or other cash or non-cash compensation from Pro-Pharmaceuticals (Massachusetts) for services provided in their official capacities. We have no stock option plan or other equity incentive plan, and we have not made any grants of stock options or other equity-based compensation to date.

     We do not currently have an employment contract with Dr. David Platt or with any other employees. None of our employees is currently receiving any salary, bonus or other cash or non-cash compensation from us for services provided in their official capacities. We anticipate entering into an agreement to compensate Dr. Platt at a salary of $150,000 per year and Dr. Anatole Klyosov at a salary of $150,000 per year. Dr. Klyosov intends to resign from Thermo Fibergen, Inc. upon entering into an employment contract with us.

     We have no standard arrangement to compensate directors for their services in their capacity as directors and have no immediate plans to compensate them or the members of our Scientific Advisory Board.

Item 7. Certain Relationships and Related Transactions

     Related Party Transactions


     Dr. David Platt and MIR International, Inc., were each paid $25,000 as fees for managing the operations, compiling chemistry data and planning experiments, and conducting strategic planning for our company's predecessor during the partial year ended December 31, 2000. Dr. Platt is a founding stockholder of Pro-Pharmaceuticals (Massachusetts). Dr. Anatole Klyosov, also a founding stockholder of Pro-Pharmaceuticals (Massachusetts), owns 50% of MIR International, Inc., with the remaining 50% owned by a party unrelated to Dr. Klyosov or to us. Pro-Pharmaceuticals (Massachusetts) also issued a convertible $7,000 note to Naomi Platt, the wife of Dr. David Platt. See "Part II -- Item 1 -- Market Price of and Dividends on...and Related Stockholder Matters" for detail as to such convertible notes. The accounts payable of Pro-Pharmaceuticals (Massachusetts) include $22,417 as amounts due to our stockholders during the period ended December 31, 2000 for operating expenses incurred.

     Pro-Pharmaceuticals (Massachusetts) paid Dr. Platt, MIR International, Inc., and Offer Binder $25,000, $50,000 and $25,000, respectively, for services as described in the preceding paragraph that they provided to the company's predecessor during the three months ended March 31, 2001. Mr. Binder is a founding stockholder of Pro-Pharmaceuticals (Massachusetts). Also during that period, Pro-Pharmaceuticals (Massachusetts) reimbursed James Czirr $5,039 for expenses made by Mr. Czirr on that company's behalf. Mr. Czirr is also a founding stockholder of Pro-Pharmaceuticals (Massachusetts). In addition, as of March 31, 2001, Pro-Pharmaceuticals (Massachusetts) owed $9,028 to Mr. Binder under an unsecured loan without repayment terms, but expected to be paid by December 31, 2001.


     Transactions with Promoters

     Because we were incorporated less than five years ago, we are required to disclose any transactions we have had with "promoters" of our company. Promoters include founders of our company, as well as any persons who have received 10 percent or more of our common stock in connection with the organization of our company. Our promoters are: Developed Technology Resource, Inc.; Dr. David Platt, our President and Chief Executive Officer and a director; and James Czirr, Executive Vice President of Business Development and a director.

     In connection with our formation in January 2001, Developed Technology acquired 1,221,890 shares of our common stock, representing all of our common stock outstanding, for a contract right valued at $107,000. On May 15, 2001, Developed Technology distributed its holdings of our common stock to its shareholders of record at the close of business on May 7, 2001. See "Item 1. Description of Business -- Business Development -- Initial Corporate Organization, Acquisition and Merger" for a discussion of the distribution and related transactions.

     Each of Dr. Platt and Mr. Czirr became the owner of 10 percent or more of our common stock in connection with our acquisition of Pro-Pharmaceuticals (Massachusetts) on May 15, 2001, whereby all of the holders of Pro-Pharmaceuticals (Massachusetts) common stock, including Dr. Platt and Mr. Czirr, exchanged their Pro-Pharmaceuticals (Massachusetts) common stock for the common stock of our company. In September 2000, Pro-Pharmaceuticals (Massachusetts) had issued and sold 40,000 shares to Dr. Platt for $4,000 in cash, and also issued and sold 40,000 shares to James Czirr for $4,000 in cash. In addition, Dr. Platt has loaned $6,000 to Pro-Pharmaceuticals (Massachusetts), of which $1,000, loaned in July 2000, was evidenced by a promissory note with an interest rate of 10% per year and a maturity date of July 2002. The remaining $5,000, loaned in two installments in September 2000, will be evidenced by a form of note if Dr. Platt so requests. The $5,000 loan has an interest rate of 8% per year and matures in September 2001.

Item 8. Description of Securities

     We have authorized 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of $0.01 par value (blank check) undesignated shares. Our common stockholders are entitled to one vote per share on all matters on which holders of common stock are entitled to vote and do not have any cumulative voting rights. This means that the holders of more than 50% of the shares of common stock voting for the election of directors can elect all of the directors if they choose to do so; and, in that event, the holders of the remaining shares of common stock would not be able to elect any person to our board of directors. Subject to the rights of holders of shares of any series of preferred stock, our common stockholders are entitled to receive such dividends as our board of directors may declare, out of legally available funds. Holders of common stock have no pre-emptive, conversion, redemption, subscription or similar rights. If Pro-Pharmaceuticals were to be liquidated, dissolved or wound up, common stockholders would be entitled to share equally in any of our assets legally available for distribution after we satisfy any outstanding debts and other liabilities as well as any amounts that might be due to holders of preferred stock, if any.

     Our shares of authorized preferred stock are undesignated. Our board or directors has authority, without seeking stockholder approval, to determine the designation, preferences, rights and other privileges for any series of preferred stock that the board of directors may designate, which could include preferences on liquidation or as to dividends, voting rights including the right to vote as a separate class on certain corporate events or to elect directors designated by the holders of such series, and rights to conversion, or redemption of their shares and other matters.

     We have no charter or by-law provisions that would delay, defer or prevent a change in control of Pro-Pharmaceuticals.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

     There is currently no market for our common stock. We anticipate that, upon completion of the Form 10-SB registration process, application will be made for our common stock to be traded on the Over-the-Counter Bulletin Board.

     We have outstanding $1,199,602 principal amount of convertible notes, which are convertible into shares of our common stock at a conversion price to be based on the per share offering price in the most recent equity offering we make prior to conversion of the notes, subject to a maximum conversion price of $2.00 per share. At the maximum conversion price, the notes would be convertible into 599,801 shares of common stock, but could be convertible into more shares of stock depending on the actual offering price. In addition to issuing shares on conversion of the notes, we will also issue additional shares of common stock to the note holders at the rate of one-half share of common stock for each dollar of principal amount of the notes, for another 599,801 shares of common stock to be issued to the note holders. The terms of the notes are discussed below under "Item 4. Recent Sales of Unregistered Securities." None of our common stock is subject to outstanding warrants or options to purchase the common stock.

     As of May 15, 2001, 13,576,560 shares of our common stock are outstanding, consisting of 1,221,890 shares which were issued as a dividend to the stockholders of Developed Technology Resource, Inc., and 12,354,670 shares which were issued to the former shareholders of Pro-Pharmaceuticals (Massachusetts). All of our outstanding shares, except for the 1,221,890 shares issued as a dividend to the Developed Technology stockholders, are restricted securities within the meaning of Rule 144 under the Securities Act of 1933 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including an exemption contained in Rule 144 under the Securities Act.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, as that term is defined in Rule 144 under the Securities Act, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of (1) one percent of the then outstanding shares of common stock (approximately 135,766 shares as of May 15, 2001) or (2) the average weekly trading volume in the common stock in the Over-the-Counter market during the four calendar weeks preceding the date on which notice of such sale is filed, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of common stock which are not restricted securities.

     Under Rule 144(k), a person who is not an affiliate and has not been an affiliate for at least three months prior to the sale and who has beneficially owned shares for at least two years may resell such shares without compliance with the foregoing requirements. In meeting the one-and two-year holding periods described above, a holder of shares can include the holding periods of a prior owner who was not an affiliate. The one-and two-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the shares from the issuer or an affiliate.

     The 12,354,670 shares of our common stock issued to the shareholders of Pro-Pharmaceuticals (Massachusetts) in exchange for their Pro-Pharmaceuticals (Massachusetts) common stock will become eligible for sale pursuant to Rule 144 under the Securities Act on May 15, 2002, which is one year from the date of the exchange. We have no agreements with any holder of our common stock that would require us to register any common stock under the Securities Act for sale by security holders.

     We do not have any current plans for a public offering of our shares, but we do plan to issue common stock in private placement transactions during the second quarter of 2001, with the issuance amounts to be based on market conditions at the time.

     There are 88 holders of record of our common stock.

     There have been no cash dividends declared on our common stock since our company was formed. Dividends are declared at the sole discretion of our Board of Directors.


Item 2. Legal Proceedings

     None.


Item 3. Changes in and Disagreements with Accountants

     None.


Item 4. Recent Sales of Unregistered Securities

     Commencing in December 2000 and continuing through April 2001, Pro-Pharmaceuticals (Massachusetts) issued convertible notes with an aggregate principal amount of $1,199,602 to

"accredited investors" as such term is defined in Regulation D promulgated under the Securities Act of 1933. These notes are now our corporate obligations as a result of the merger with Pro-Pharmaceuticals (Massachusetts). The notes have an interest rate of 10% per year and mature one year from their issuance dates. The notes are convertible into shares of our common stock, with the conversion price to be based on the per share offering price in the most recent equity offering we make prior to conversion of the notes, subject to a maximum conversion price of $2.00 per share. In general, if the notes are converted prior to their maturity date, the conversion price will be 75% of the price of our most recent equity offering preceding the conversion date, and if the notes are converted at their maturity date, the conversion price will be $0.50 per share. In addition to issuing shares on conversion of the notes, we will also issue additional shares of common stock to the note holders at the rate of one-half share of common stock for each dollar of principal amount of the notes, or an aggregate of 599,801 shares.

     In issuing the notes, Pro-Pharmaceuticals (Massachusetts) relied upon the exemption provided by Rule 506 under Section 4(2) of the Securities Act of 1933.


Item 5. Indemnification of Directors and Officers

     Article V of our Articles of Incorporation provides that no director or officer of our company will be liable to us or to any of our stockholders for breach of his or her fiduciary duty as a director or officer, except for:

     o Acts or omissions by the director or officer which involve intentional misconduct, fraud or a knowing violation of law, or

     o The payment of any distribution to any of our stockholders in violation of, and as provided under, Section 78.300 of the Nevada Revised Statutes.

     Subsection (1) of Section 78.7502 of the Nevada Revised Statutes empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit, or proceeding if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Subsection (2) of Section 78.7502 of the Nevada Revised Statutes empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth in subsection (1) enumerated above, against expenses (including amounts paid in settlement and attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation except that no indemnification may be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought determines that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

     Subsection (3) of Section 78.7502 of the Nevada Revised Statutes provides that to the extent a director, officer, employee, or agent of a corporation has been successful in the defense of any action, suit, or proceeding referred to in subsections (1) and (2) or in the defense of any claim, issue, or matter therein, that person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

     Section 78.751 of the Nevada Revised Statutes provides that a corporation's charter or by-laws, or an agreement made by the corporation, may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Section 78.751 also provides that indemnification and advancement of expenses authorized in or ordered by a court does not exclude any other rights to which the indemnified party may be entitled.

     Section 78.752 of the Nevada Revised Statutes empowers the corporation to purchase and maintain insurance on behalf of any person acting in any of the capacities set forth in Subsection (1) of Section 78.7502 against any liability asserted against that person and liability and expenses incurred by that person in any such capacity or arising out of the person's status as such whether or not the corporation would have the power to indemnify that person against such liability and expenses.

     Our By-laws have no specific provision for indemnification or limitation of liability for persons serving as our officers or directors.

                                    PART F/S

Items 1 - 12 below relate to Pro-Pharmaceuticals, Inc., a Massachusetts corporation                         Page

1.       Independent Auditors' Report dated April 10, 2002................................................   F-1

2.       Audited Balance Sheet as of December 31, 2000....................................................   F-2

3.       Audited Statement of Operations for the period commencing July 10, 2000
         (inception) to December 31, 2000 ................................................................   F-3

4.       Audited Statement of Stockholders' Equity During the Development Stage
         for the period commencing July 10, 2000 (inception) to December 31, 2000.........................   F-4

5.       Audited Statement of Cash Flows for the period commencing July 10, 2000
         (inception) to December 31, 2000.................................................................   F-5

6.       Notes Accompanying Financial Statements for the period commencing
         July 10, 2000 (inception) to December 31, 2000 ..................................................   F-6

7.       Report of Independent Accountants dated May 3, 2001, except for Note 7,
         which is dated April 10, 2002...................................................................   F-13

8.       Unaudited Balance Sheet as of March 31, 2001 (as restated)......................................   F-14

9.       Unaudited Statements of Operations for three months ended March 31, 2001
         and the period from inception (July 10, 2000) through March 31, 2001 (as restated) .............   F-15

10.      Unaudited Statement of Changes in Stockholders' Equity for period from inception
         (July 10, 2000) through March 31, 2001 (as restated)............................................   F-16

11.      Unaudited Statements of Cash Flows for three months ended March 31, 2001
         and the period from inception (July 10, 2000) through March 31, 2001 (as restated)..............   F-17

12.      Notes to (unaudited) Financial Statements for the periods ended
         March 31, 2001 (as restated)....................................................................   F-18

Items 13 - 23 below relate to the registrant, Pro-Pharmaceuticals, Inc., a Nevada corporation formerly known as
DTR Med-Pharma Corp.

13.      Unaudited Balance Sheet as of March 31, 2001....................................................   F-25

14.      Unaudited Statement of Operations for period from inception (January 26, 2001)
         through March 31, 2001 .........................................................................   F-26

15.      Unaudited Statement of Changes in Stockholders' Equity for period from
         inception (January 26, 2001) through March 31, 2001.............................................   F-27

16.      Unaudited Statement of Cash Flows for period from inception (January 26, 2001)
         through March 31, 2001 .........................................................................   F-28

17.      Notes to (unaudited) Financial Statements for period from inception
         (January 26, 2001) through March 31, 2001.......................................................   F-29

18.      Report of Independent Auditors dated June 6, 2001...............................................   F-32

19.      Audited Balance Sheet as of May 15, 2001........................................................   F-33

20.      Audited Statement of Operations for period from inception (January 26, 2001)
         through May 15, 2001 ...........................................................................   F-34

21.      Audited Statement of Changes in Stockholders' Equity for period from inception
         (January 26, 2001) through May 15, 2001 ........................................................   F-35

22.      Audited Statement of Cash Flows for period from inception (January 26, 2001)
         through May 15, 2001 ...........................................................................   F-36

23.      Notes to Financial Statements for period from inception (January 26, 2001)
         through May 15, 2001 ...........................................................................   F-37

Other items:
24.      Pro Forma Financial Data (unaudited balance sheet) combining data for the registrant as of March 31, 2001, and Pro-Pharmaceuticals (Massachusetts) as
         of March 31, 2001 ..............................................................................   F-40

25.      Pro Forma Financial Data (unaudited statement of operations)  combining data for the registrant  for period from  inception  (January 26, 2001)
         through March 31, 2001, and Pro-Pharmaceuticals (Massachusetts) for the
         three months ended March 31, 2001...............................................................   F-42

REPORT OF INDEPENDENT AUDITORS


To the Stockholders
Pro-Pharmaceuticals, Inc.
  (A development stage company)
Newton, Massachusetts


We have audited the accompanying balance sheet of Pro-Pharmaceuticals, Inc. as of December 31, 2000 and the related statements of operations, changes in stockholders' deficiency and cash flows for the period from inception (July 10,
2000) through December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pro-Pharmaceuticals, Inc. at December 31, 2000 and the results of its operations and cash flows for the period from inception (July 10, 2000) through December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


/s/ Scillia Dowling & Natarelli LLC
Scillia Dowling & Natarelli LLC

Hartford, Connecticut
April 10, 2002

PRO-PHARMACEUTICALS, INC.
    (A development stage company)
BALANCE SHEET
December 31, 2000

ASSETS

CURRENT ASSETS
    Cash                                           $ 204,745
                                                   ---------

          Total current assets                       204,745
                                                   ---------

OTHER ASSETS
    Patent                                             8,695
    Debt issuance costs                               14,500
                                                   ---------

          Total other assets                          23,195
                                                   ---------

                                                   $ 227,940
                                                   =========


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                               $  79,129
    Accrued expenses                                  23,238
                                                   ---------

          Total current liabilities                  102,367
                                                   ---------

CONVERTIBLE NOTES PAYABLE,
    net of discount of $205,255                       79,245
                                                   ---------

          Total liabilities                          181,612
                                                   ---------

STOCKHOLDERS' EQUITY
    Common voting shares                              12,355
    Additional paid in capital                       221,910
    Deficit accumulated during development stage    (187,937)
                                                   ---------

                                                      46,328
                                                   ---------

                                                   $ 227,940
                                                   =========


See notes to financial statements.

PRO-PHARMACEUTICALS, INC.
    (A development stage company)
STATEMENT OF OPERATIONS
Period from inception (July 10, 2000)
    through December 31, 2000



REVENUE                                                  $         --
                                                         ------------

RESEARCH AND DEVELOPMENT EXPENSES
    Laboratory fees                                             9,000
    Consulting fees                                            91,250
                                                         ------------

                                                              100,250
                                                         ------------

GENERAL AND ADMINISTRATIVE EXPENSES
    Legal fees                                                  6,649
    Consulting fees                                            38,750
    Accounting fees                                             7,500
    Office expenses                                             5,771
    Telephone                                                   4,300
    Travel and entertainment                                    3,730
                                                         ------------

                                                               66,700
                                                         ------------

          OPERATING LOSS                                     (166,950)
                                                         ------------

NON OPERATING INCOME (EXPENSE)
    Interest income                                               261
    Amortization of discount on convertible notes             (16,655)
    Non-cash interest expense on 10% convertible notes         (1,238)
                                                         ------------

                                                              (17,632)
                                                         ------------

          NET LOSS                                       $   (184,582)
                                                         ============

LOSS PER SHARE
    Basic and diluted                                    $      (0.01)
                                                         ============

SHARES OUTSTANDING
    Basic and diluted                                      12,354,670
                                                         ============


See notes to financial statements.

PRO-PHARMACEUTICALS, INC.
    (A development stage company)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Period from inception (July 10, 2000)
    through December 31, 2000


                                                   Common Voting Shares                         Deficit
                                                 -----------------------                      Accumulated
                                                          Issued                                During
                                                 -----------------------      Additional      Development    Stockholders'
                                                   Shares       Amount     Paid in Capital       Stage           Equity
                                                 ----------   ----------   ---------------    -----------    -------------
Issuance of common stock                         12,354,670   $   12,355   $            --    $    (3,355)   $       9,000

Beneficial conversion feature and common
    share grants embedded in convertible notes           --           --           221,910             --          221,910

Net loss                                                 --           --                         (184,582)        (184,582)
                                                 ----------   ----------   ---------------    -----------    -------------

Balance, December 31, 2000                       12,354,670   $   12,355   $       221,910    $  (187,937)   $      46,328
                                                 ==========   ==========   ===============    ===========    =============


Common  voting  shares,   $0.001  par  value,   100,000,000  shares  authorized,
12,354,670   shares  issued  and  outstanding   after  restatement  for  reverse
acquisition.


See notes to financial statements.

PRO-PHARMACEUTICALS, INC.
    (A development stage company)
STATEMENT OF CASH FLOWS
Period from inception (July 10, 2000)
    through December 31, 2000



CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                               $(184,582)
    Adjustments to reconcile net loss to net
       cash used in operating activities:
          Non cash interest expense                           16,655
          Changes in assets and liabilities:
            Deferred issuance cost                           (14,500)
            Accrued expenses                                  70,101
            Accounts payable                                  23,238
                                                           ---------

               Net cash used in operating activities         (89,088)
                                                           ---------

CASH FLOWS FROM INVESTING ACTIVITIES
    Patent costs                                              (8,695)
                                                           ---------

               Net cash used in investing activities          (8,695)
                                                           ---------

CASH FLOWS FROM FINANCING ACTIVITIES
    Issuance of common stock                                   9,000
    Proceeds from convertible notes payable                  284,500
    Proceeds from shareholder advances                         9,028
                                                           ---------

               Net cash provided by financing activities     302,528
                                                           ---------

               NET INCREASE IN CASH AND CASH EQUIVALENTS     204,745

CASH AND CASH EQUIVALENTS, Beginning                              --
                                                           ---------

CASH AND CASH EQUIVALENTS, End                             $ 204,745
                                                           =========

NON CASH INVESTING ACTIVITIES:
    $14,500 of debt issuance costs incurred
       through accrued expense
    $17,893 non cash interest expense


See notes to financial statements.

PRO-PHARMACEUTICALS, INC.
(A development stage company)
NOTES TO FINANCIAL STATEMENTS


NOTE 1 -- OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Pro-Pharmaceuticals, Inc. (the "Company") was established in July 2000. The Company is in the development stage and is engaged in developing technology that will reduce toxicity and improve the efficacy of currently existing chemotherapy drugs by combining the drugs with a number of specific carbohydrate compounds. The carbohydrate-based drug delivery system may also have applications for drugs now used to treat other diseases and chronic health conditions.

The Company is in the development stage while it is focusing on research and raising capital (see Note 6) and has not generated any revenues. Its product candidates are still in research and development, with none yet in clinical trials. Principal risks to the Company include uncertainty of product development and generation of revenues; dependence on outside sources of capital; risks associated with clinical trials of products; dependence on third-party collaborators for research operations; need for regulatory approval of products; risks associated with protection of intellectual property; and competition with larger, better-capitalized companies.

Significant Accounting Policies

Cash and Cash Equivalents -- For the purposes of reporting cash flows, the Company includes all cash accounts that are not subject to withdrawal restrictions or penalties, as cash and cash equivalents in the accompanying balance sheet.

The Company has cash accounts that exceed $100,000 at a single financial institution. Accounts are insured by the Federal Deposit Insurance Corporation
(FDIC) up to $100,000 per depositor. The portion of the deposit in excess of $100,000 is not subject to such insurance and represents a credit risk to the Company. At December 31, 2000, $104,745 was uninsured.

Research and Development Costs -- The Company charges research and development costs to operations as incurred.

Debt Issuance Costs -- The Company's issuance costs with respect to its outstanding convertible notes payable are capitalized and amortized over the terms of the related notes, using the straight-line method. These costs comprise a financing fee of 10 percent of the principal amount of such notes, payable upon issuance of the notes.

Income Taxes -- The Company accounts for income taxes under the asset and liability method. Deferred income taxes and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the period in which the differences are expected to reverse.

PRO-PHARMACEUTICALS, INC.
(A development stage company)
NOTES TO FINANCIAL STATEMENTS (Continued)


Use of Estimates in Financial Statements -- Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from those estimates that were used.


NOTE 2 -- CONVERTIBLE NOTES PAYABLE

Convertible notes issued by the Company as of December 31, 2000 range in original principal amount from $2,500 to $50,000 and accrue interest at 10 percent per annum. The notes are due two years after issue. The notes provide that in the event the Company is acquired by or merged with a non-operating public company, the note holders will receive additional consideration as described below.

At any time up to maturity a note holder may convert the principal and interest into common stock of the Company. If the conversion is made prior to maturity, the holder will receive that number of shares of the common stock of the Company as calculated by dividing the converted amount by 75 percent of the offering price per share of the Company's most recent equity offering, subject to a maximum conversion price of $2.00. If the notes are converted at the maturity date, the conversion price is $.50 per share. If at the time of conversion the Company does not have at least 10,000,000 shares outstanding, the conversion price will be adjusted such that the holder receives such number of shares as would result if 10,000,000 shares were outstanding.

As additional consideration, if the maturity date is extended, the note holders receive one-quarter of a share of the Company's common stock for each dollar of principal amount loaned and, if the Company does not then have at least 10,000,000 shares outstanding, or an acquisition by or merger with a public company has not then occurred, the number of shares issued as additional consideration will be adjusted such that the holder receives such number of shares as would result if 10,000,000 shares were outstanding.

As additional consideration in the event of an acquisition or merger of the Company by or with a non-operating public company, the note holders receive one half of a share of the acquiring company's common stock for each dollar of principal amount loaned. If the acquisition has not occurred by the maturity date of the notes, the holders receive one-half of a share of the company for each dollar of principal amount loaned. If the Company does not have at least 10,000,000 shares outstanding as of the maturity date of the notes, the holders will receive such percentage of the Company's common stock as they would have received had 10,000,000 shares been outstanding. The shares for additional consideration are to be issued upon the earliest of completion of such acquisition or merger, filing of a registration statement for the common stock of the Company (or the acquiring company, as the case may be) with the Securities and Exchange Commission, or the maturity date of the notes.

PRO-PHARMACEUTICALS, INC.
(A development stage company)
NOTES TO FINANCIAL STATEMENTS (Continued)


The Company has allocated $221,910 of the $284,500 proceeds from the issuance of the convertible debt to the common shares and the embedded beneficial conversion feature. The beneficial conversion feature was calculated at the convertible debt issuance dates based on the difference between the conversion price most beneficial to the holders and the estimated fair value of the common stock at that date.


NOTE 3 -- RELATED PARTY TRANSACTIONS

Consulting Fees

For the period from inception (July 10, 2000) through December 31, 2000, the Company paid two of its stockholders $25,000 and $12,500, respectively, for fees associated with the management of the day-by-day operations of the Company as well as research and development of chemistry data, planning experiments and strategic planning.

Convertible Notes Payable

Included in convertible notes payable is $7,000 due to a stockholder's spouse.

Due to Stockholder

As of December 31, 2000, the Company owes $22,417 to a stockholder of the Company. The amount is included in accounts payable and represents advances received and various operating expenses incurred.


NOTE 4 -- INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax asset and liability as of December 31, 2000 are as follows:

Deferred tax assets   $ 67,000
Valuation allowance    (67,000)
                      --------

Asset (liability)     $     --
                      ========

The valuation allowance at December 31, 2000 relates primarily to tax assets associated with net operating losses. Management's assessment is that the nature of future taxable income may not allow the Company to realize certain tax benefits of net operating losses within the prescribed carryforward period. Accordingly, an appropriate valuation allowance has been made. The Company has a federal net operating loss carryover of $185,000 that can be carried forward to the following 20 years.

PRO-PHARMACEUTICALS, INC.
(A development stage company)
NOTES TO FINANCIAL STATEMENTS (Continued)


NOTE 5 -- CONTINGENCY

SafeScience, Inc. (now known as GlycoGenesys, Inc.), former employer of Dr. David Platt, President and Chief Executive Officer of the Company, alleged in a letter dated February 15, 2001, that Dr. Platt's activity with the Company is a violation of a noncompetition covenant he has with SafeScience. Dr. Platt responded by letter dated February 19, 2001 denying the allegations and inviting a meeting to discuss them. Counsel for SafeScience indicated a willingness to resolve these matters but attempts to set up a meeting were unsuccessful. No determination has been made as to the likelihood of a favorable or unfavorable outcome, nor has any estimate been made as to the amount or range, if any, of potential loss. The Company intends to contest the allegations vigorously.


NOTE 6 -- SUBSEQUENT EVENTS

Reverse Acquisition

DTR-Med Pharma Corp. (DTR Med-Pharma) was incorporated under Nevada law as of January 26, 2001 for the purpose of acquiring all of the issued and outstanding stock of the Company (referred to in this note as Pro-Pharmaceuticals-MA). Prior to the acquisition, DTR Med-Pharma changed its name to "Pro-Pharmaceuticals, Inc." (Pro-Pharmaceuticals-NV).

From its incorporation until the acquisition of Pro-Pharmaceuticals-MA, DTR Med-Pharma had been a wholly owned subsidiary of Developed Technology Resource, Inc., a Minnesota corporation (Developed Technology) whose stock is publicly traded on the Over-the-Counter Bulletin Board under the symbol DEVT.OB. In exchange for 1,221,890 shares of the common stock of DTR-Med Pharma, Developed Technology transferred its contractual rights to receive royalties from a yet undeveloped or approved cancer detection method. As part of that process, Developed Technology distributed its 1,221,890 shares of the common stock of DTR-Med Pharma to the stockholders of record of Developed Technology as of May 7, 2001.

On May 15, 2001, Pro-Pharmaceuticals-NV (formerly known as DTR-Med Pharma) in exchange for 12,354,670 shares of its common stock acquired all of the issued and outstanding shares of the common stock of Pro-Pharmaceuticals-MA. As a result, Pro-Pharmaceuticals-MA became a subsidiary of Pro-Pharmaceuticals-NV, following which the subsidiary was merged into its parent which is the surviving corporation. The merger was treated as a capital transaction and was accounted for as a reverse merger in which Pro-Pharmaceuticals-MA was the accounting acquirer. Pro-Pharmaceuticals-NV continues the business of Pro-Pharmaceuticals-MA (note 1).

PRO-PHARMACEUTICALS, INC.
(A development stage company)
NOTES TO FINANCIAL STATEMENTS (Continued)


Per Share Data

The shares of common stock issuable upon exercise of the warrants issued pursuant to the May 2001 private placement of the Company have not been included in the calculation of loss per share of common stock as the effect of such an inclusion would be anti-dilutive reducing the loss per share.

The outstanding shares have been restated to reflect the shares outstanding as of each period based upon the reverse acquisition transactions.

Private Placement

The Company began on May 25, 2001, a private placement of securities exempt from registration pursuant to Rule 506 of Regulation D of the Securities Act of 1933 to raise $5,145,000. The Company abandoned this private placement as of December 3, 2001, and terminated all offering activity on or before that date. The securities consist of 1,470,000 units offered at $3.50 each of one share of its common stock and one four-year warrant exercisable at $6.50 to purchase one share of common stock. The warrant is subject, following written notice, to acceleration if either (i) the Company files a "New Drug Application" with the Food and Drug Administration; or (ii) the Company's stock is listed on an exchange and its closing price exceeds $11.00 on any 10 trading days within a period of 20 consecutive trading days, or if the Company's stock is quoted on the NASDAQ National Market System or Small Cap Market, or over-the-counter, and the average of the closing bid and asked prices thereon exceeds $11.00 on any 10 trading days within a period of 20 consecutive trading days.

As of December 3, 2001, the Company had received proceeds of $2,237,500 from the sale of securities offered in the private placement representing 689,300 units. Such purchases will result in the Company issuing 689,300 shares of common stock and warrants to purchase 689,300 shares of its common stock.

In connection with agreements with three investors in this offering who were each willing to invest a substantial amount of funds, the Company sold units at $3.00 each, as follows: 133,400 of the units for a total of $400,200; 66,700 units for a total of $200,100; and 150,000 units for a total of $450,000. The Company reduced each investor's warrant exercise price to $5.00, and changed the warrant acceleration provision to lower the 10-day closing price threshold to $10.00. The Company also granted the earliest of these investors an option to purchase an additional 200,000 units on the same terms as that investor's current purchase. The option is exercisable at any time until 30 days after the Company notifies the investor of its receipt of notice that an investigational new drug application filed by the Company with the FDA has become effective for any one of the Company's compounds.

As a result of agreeing to accept different terms on the offered securities with these investors, the Company is notifying each previous purchaser of the sale to those investors. This could result in the Company's agreeing to refund some or all of the previous investments.

PRO-PHARMACEUTICALS, INC.
(A development stage company)
NOTES TO FINANCIAL STATEMENTS (Continued)


Consulting Arrangements

The Company has entered into consulting arrangements, each terminable on thirty days' notice, with (i) a corporation controlled by a person who is a stockholder, director and officer of the Company for financing and business development services in consideration of $12,500 per month and expense reimbursement, (ii) a corporation controlled by a person who is a stockholder and former officer of the Company for research and development services in consideration of $5,000 per month and expense reimbursement, (iii) an individual otherwise unaffiliated with the Company with respect to product development services in consideration of $2,000 per month and expense reimbursement, and
(iv) an individual who is a stockholder of the Company for management consultant services in consideration of $5,000 per month and expense reimbursement.

Convertible Notes Payable

In August 2001, the Company offered warrants to holders of its outstanding convertible notes as an inducement to convert prior to the maturity of the notes. Holders representing $1,125,602 of the outstanding principal and accrued interest chose to convert at a conversion price of $2.00 per share and received 598,229 common shares and 598,229 warrants. The warrants have an exercise price of $6.50 per share and are immediately exercisable. The warrants expire on October 1, 2005, however, the Company may, upon giving written notice, accelerate the exercise of the warrant and effect an early termination thereof in the event of either of the following: (i) the Company files a new drug application ("NDA") with the Food and Drug Administration, or (ii) the market price exceeds $11.00 on any 10 trading days within a period of 20 consecutive trading days, as defined. In the event of acceleration, the unexercised warrants automatically terminate without payment by the Company upon the thirtieth day following the written notice. The Company valued the warrants at $503,019 using the Black-Scholes option-pricing model, based on a deemed fair market value of the Company's common stock of $2.28 per share, an assumed volatility of 95%, a risk-free interest rate of 3.9%, a weighted-average expected life of three years, and a dividend rate of 0.0%. The value of the warrants has been recorded as a debt conversion expense.

PRO-PHARMACEUTICALS, INC.
(A development stage company)
NOTES TO FINANCIAL STATEMENTS (Continued)


Stock Incentive Plan

On October 18, 2001, the Company's Board of Directors adopted the "Pro-Pharmaceuticals, Inc. 2001 Stock Incentive Plan" which permits awards of incentive and non-qualified stock options and other forms of incentive compensation to employees and non-employees such as directors and consultants. The Board reserved 2,000,000 of the Company's shares of common stock for awards pursuant to such plan, all of which reserved shares could be awarded as incentive stock options. The Board agreed to recommend such plan to the Company's stockholders for approval at the next annual or special meeting of stockholders. As of November 26, 2001, the Company had granted Burton Firtel, a director of the Company, a non-qualified stock option under the plan to purchase 200,000 shares of common stock at an exercise price of $3.50 per share. The option is immediately exercisable as to 120,000 shares, and will vest as to an additional 40,000 shares on the first anniversary of the grant date, and as to the remaining 40,000 shares on the second anniversary of the grant date, provided Mr. Firtel remains a director at the applicable anniversary date.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141). This statement addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16 Business Combinations, and FASB Statement No. 28, Accounting for Preacquisition Contingencies of Purchased Enterprises. All business combinations within the scope of this statement are to be accounted for using the purchase method.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142). Upon adoption of SFAS 142, intangible assets with finite lives will be amortized over those lives and assets with indefinite lives will be tested for impairment at least annually.

The Company does not expect the issuance of these pronouncements to have a material effect.

REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors
   And Shareholders of
Pro-Pharmaceuticals, Inc.
Newton, Massachusetts


We have reviewed the accompanying balance sheets of Pro-Pharmaceuticals, Inc. as of March 31, 2001 and the related statements of operations, changes in deficiency in assets, and cash flows for the three-month period then ended and for the period from inception (July 10, 2000) through March 31, 2001. These financial statements are the responsibility of the Corporation's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such financial statements for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the balance sheet of Pro-Pharmaceuticals, Inc. and subsidiaries as of December 31, 2000, and the related statements of operations, changes in deficiency in assets and cash flows for the year then ended (not presented herein); and in our report dated December 4, 2001, except as to Note 7, as to which the date is April 10, 2002, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying balance sheet as of December 31, 2001 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.


/s/ Scillia Dowling & Natarelli LLC
Scillia Dowling & Natarelli LLC

Hartford, Connecticut
May 3, 2001, except for Note 7,as to which the date is April 10, 2002

PRO-PHARMACEUTICALS, INC.
(A Company in the Development Stage)
BALANCE SHEET
March 31, 2001
(Unaudited) (As Restated)



ASSETS

CURRENT ASSETS
    Cash and cash equivalents                                $   839,938
                                                             -----------

OTHER ASSETS
    Patent                                                         8,695
    Debt issuance costs, net of amortization of $4,083            31,917
                                                             -----------

          Total other assets                                      40,612
                                                             -----------

                                                             $   880,550


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accrued expenses                                         $   104,858
    Due to stockholder                                            10,028
                                                             -----------

          Total current liabilities                              114,886

CONVERTIBLE NOTES PAYABLE                                        265,547
                                                             -----------

          Total liabilities                                      380,433
                                                             -----------

STOCKHOLDERS' EQUITY
    Common stock, no par value, 200,000 shares authorized,
       100,000 shares issued and outstanding                      12,355
    Additional paid-in capital                                 1,036,512
    Deficit accumulated during development stage                (548,750)
                                                             -----------

                                                                 500,117
                                                             -----------

                                                             $   880,550
                                                             -----------



See notes to financial statements.

PRO-PHARMACEUTICALS, INC.
(A Company in the Development Stage)
STATEMENTS OF OPERATIONS
(Unaudited)

                                                    Period from
                                                     Inception
                                   Three months  (July 10, 2000)
                                      ended           through
                                     March 31,       March 31,
                                       2001            2001
                                   ----------------------------

REVENUE                            $         --    $         --
                                   ------------    ------------

RESEARCH AND DEVELOPMENT
    Consulting fees                      17,049         108,299
    Laboratory fees                      16,100          25,100
                                   ------------    ------------

                                         33,149         133,399
                                   ------------    ------------

GENERAL AND ADMINISTRATIVE
    Legal fees                           39,864          46,513
    Consulting fees                      51,212          89,962
    Office expenses                      26,291          32,062
    Contributions                         5,000           5,000
    Accounting fees                       8,000          15,500
    Amortization                          4,083           4,083
    Telephone and utilities               2,606           6,906
    Travel and entertainment                666           4,396
                                   ------------    ------------

                                        137,722         204,422
                                   ------------    ------------

            Loss from operations       (170,871)       (337,821)
                                   ------------    ------------

OTHER INCOME (EXPENSE)
    Interest income                       7,579           7,840
    Interest expense                   (197,521)       (215,414)
                                   ------------    ------------

                                       (189,942)       (207,574)
                                   ------------    ------------

NET LOSS                           $   (360,813)   $   (545,395)
                                   ============    ============

LOSS PER SHARE
    Basic and diluted              $      (0.03)   $      (0.04)
                                   ============    ============

AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING
    Basic and diluted                12,354,670      12,354,670
                                   ============    ============


See notes to financial statements.

PRO-PHARMACEUTICALS, INC.
(A Company in the Development Stage)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Period from Inception (July 10, 2000) through March 31, 2001
(Unaudited)



                                                       Common Shares
                                                 -----------------------
                                                          Issued                             Deficit Accumulated
                                                 -----------------------      Additional          During the        Stockholders'
                                                   Shares       Amount     Paid in Capital    Development Stage         Equity
                                                 ----------   ----------   ---------------   -------------------    -------------

Issuance of Common Stock                         12,354,670   $   12,355   $            --   $            (3,355)   $       9,000

Benefical conversion feature and common
    share grants embedded in convertible notes                                     221,910                                221,910

Net loss                                                 --           --                --              (184,582)        (184,582)
                                                 ----------   ----------   ---------------   -------------------    -------------

Balance at December 31, 2000                     12,354,670       12,355           221,910              (187,937)          46,328


Beneficial conversion feature and common
    share grants embedded in convertible notes                                     814,602                                814,602

Net loss                                                 --           --                --              (360,813)        (360,813)
                                                 ----------   ----------   ---------------   -------------------    -------------

Balance at March 31, 2001                        12,354,670   $   12,355   $     1,036,512   $          (548,750)   $     500,117
                                                 ==========   ==========   ===============   ===================    =============


See notes to financial statements.

PRO-PHARMACEUTICALS, INC.
(A Company in the Development Stage)
STATEMENTS OF CASH FLOWS
(Unaudited)

                                                                            Period from
                                                                             Inception
                                                           Three months   (July 10, 2000)
                                                               ended          through
                                                             March 31,       March 31,
                                                               2001            2001
                                                           -----------      -----------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                               $  (360,814)     $  (545,395)
    Adjustments to reconcile net loss to net
       cash used in operating activities:
          Depreciation and amortization                          4,083            4,083
          Non cash interest expense                            185,303          201,957
          Changes in assets and liabilities:
            Debt issuance cost                                 (21,500)
            Accounts payable                                   (70,101)          21,500
            Accrued expenses                                    81,620           90,358
                                                           -----------      -----------

               Net cash used in operating activities          (181,409)        (227,497)
                                                           -----------      -----------

CASH FLOWS FROM INVESTING ACTIVITIES
    Patent costs                                                    --           (8,695)
                                                           -----------      -----------

               Net cash used in investing activities                --           (8,695)
                                                           -----------      -----------

CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from issuance of common stock                       1,000           10,000
    Proceeds from convertible notes payable                    814,602        1,099,102
    Increase in due to stockholder                               1,000           10,028
                                                           -----------      -----------

               Net cash provided by financing activities       816,602        1,119,130
                                                           -----------      -----------

               NET INCREASE IN CASH                            635,193          840,938

CASH AND CASH EQUIVALENTS, Beginning                           204,745               --
                                                           -----------      -----------

CASH AND CASH EQUIVALENTS, End                             $   839,938      $   840,938
                                                           ===========      ===========

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING
    AND FINANCING ACTIVITIES
       During the period from inception (July 10, 2000) through March 31, 2001 the Company capitalized debt issuance costs totaling $35,000, a long-term asset, by incurring an accrued liability of the same amount.

See notes to financial statements.

PRO-PHARMACEUTICALS, INC.
(A Company in the Development Stage)
NOTES TO FINANCIAL STATEMENTS
(Unaudited)


NOTE 1 -- OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Pro-Pharmaceuticals, Inc. (the "Company"), was established on July 10, 2000 to identify, develop and seek regulatory approval of technology that will reduce toxicity and improve the efficacy of currently existing chemotherapy drugs by combining the drugs with a number of specific carbohydrate compounds. The carbohydrate-based drug delivery system may also have applications for drugs now used to treat other diseases and chronic health conditions.

The Company is in the development stage while it is focusing on research and raising capital. Its product candidates are still in research and development, with none yet in clinical trials. Principal risks to the Company include uncertainty of product development and generation of revenues; dependence on outside sources of capital; risks associated with clinical trials of products; dependence on third-party collaborators for research operations; lack of experience in clinical trials; need for regulatory approval of products; risks associated with protection of intellectual property; and competition with larger, better-capitalized companies.

Significant Accounting Policies

Cash and Cash Equivalents -- For the purposes of reporting cash flows, the Company includes all cash accounts that are not subject to withdrawal restrictions or penalties, as cash and cash equivalents in the accompanying balance sheet.

The Company has cash accounts that exceed $100,000 at a single financial institution. Accounts are insured by the Federal Deposit Insurance Corporation
(FDIC) up to $100,000 per depositor. The portion of the deposit in excess of $100,000 is not subject to such insurance and represents a credit risk to the Company. At March 31, 2001, $749,278 was uninsured.

Research and Development Costs -- The Company charges research and development costs to operations as incurred.

Debt Issuance Costs -- The Company's issuance costs with respect to its outstanding convertible notes payable are capitalized and amortized over the terms of the related notes, using the straight-line method. These costs comprise a financing fee of 10 percent of the principal amount of such notes, payable upon issuance of the notes.

Income Taxes -- The Company accounts for income taxes under the asset and liability method. Deferred income taxes and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the period in which the differences are expected to reverse.

PRO-PHARMACEUTICALS, INC.
(A Company in the Development Stage)
NOTES TO FINANCIAL STATEMENTS
(Unaudited)


Patent -- The Company incurred costs totaling $8,695 for the period from inception (July 10, 2000) through March 31, 2001 related to the patent application. Upon the patent's approval the Company will amortize the cost over the estimated useful life of the patent using the straight-line method. Any future costs associated with the patent will also be capitalized and subject to the same amortization policy. If the patent is not accepted the costs will be expensed in the respective period.

Use of Estimates in Financial Statements -- Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from those estimates that were used.


NOTE 2 -- CONVERTIBLE NOTES PAYABLE

During the three months ended March 31, 2001 and the year ended December 31, 2000 the Company issued $814,602 and $284,500 of convertible notes, respectively. The notes accrue interest at a rate of 10% per year and mature one year from their issuance dates. At the Company's discretion, the notes may be extended for a one-year period and, in consideration for the extension, holders shall receive one-quarter of one share of the Company's common stock for each whole dollar amount of principal. However, subsequent to the end of the year, these notes were extended. The Company may prepay the amounts outstanding under the convertible notes at any time prior to maturity.

At any time prior to maturity, the holder has the right to convert the note into shares of common stock. The number of shares the holder has a right to receive upon early conversion is computed by dividing the unpaid balance of the principal and accrued and unpaid interest by 75% of the offering price of the Company's most recent equity offering. This conversion price, however, may not exceed $2.00. At maturity, the notes are converted based on dividing the principal and accrued interest by $0.50, assuming a minimum of 10,000,000 shares outstanding.

In connection with the issuance of these convertible notes, each holder was entitled to receive one-half share of the Company's common stock for each whole dollar amount of principal. The Company has issued a total of 660,310 shares of common stock to the holders of convertible notes.

The Company has allocated $1,036,512 of the $1,099,102 proceeds from the issuance of the convertible debt to the common shares and the embedded beneficial conversion feature. The beneficial conversion feature was calculated at the convertible debt issuance dates based on the difference between the conversion price most beneficial to the holders and the estimated fair value of the common stock at that date. This amount, however, was limited to the proceeds received from the issuance of the convertible debt.

PRO-PHARMACEUTICALS, INC.
(A Company in the Development Stage)
NOTES TO FINANCIAL STATEMENTS
(Unaudited)


As additional consideration in the event of an acquisition or merger of the Company by or with a non-operating public company, the note holders receive one half of a share of the acquiring company's common stock for each dollar of principal amount loaned. If the acquisition has not occurred by the maturity date of the notes, the holders receive one-half of a share of the company for each dollar of principal amount loaned. If the Company does not have at least 10,000,000 shares outstanding as of the maturity date of the notes, the holders will receive such percentage of the Company's common stock as they would have received had 10,000,000 shares been outstanding. The shares for additional consideration are to be issued upon the earliest of completion of such acquisition or merger; filing of a registration statement for the common stock of the Company (or the acquiring company, as the case may be) with the Securities and Exchange Commission; or the maturity date of the notes.


NOTE 3 -- RELATED PARTY TRANSACTIONS

Consulting Fees

For the three months ended March 31, 2001 and the period from inception (July 10, 2000) through March 31, 2001, the Company paid its stockholders $67,550 and $105,050, respectively, for fees associated with the management of the day by day operations of the Company as well as research and development of chemistry data, planning experiments and strategic planning.

Convertible Notes Payable

Included in convertible notes payable is $7,000 due to a stockholder's spouse.

Due to Stockholder

As of March 31, 2001, the Company owes $9,028 to a stockholder of the Company. The loan is unsecured and without repayment terms, but is expected to be paid by December 31, 2001.

PRO-PHARMACEUTICALS, INC.
(A Company in the Development Stage)
NOTES TO FINANCIAL STATEMENTS
(Unaudited)


NOTE 4 -- INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax asset and liability as of March 31, 2001 are as follows:

                                   Current     Long-Term
                                    Asset      Liability
                                  ---------    ---------

Net operating loss carryforward   $ 137,000    $      --
Valuation allowance                (137,000)          --
                                  ---------    ---------

Asset (liability)                 $      --    $      --
                                  =========    =========

The valuation allowance at March 31, 2001 relates primarily to tax assets associated with net operating losses. Management's assessment is that the nature of future taxable income may not allow the Company to realize certain tax benefits of net operating losses within the prescribed carryforward period. Accordingly, an appropriate valuation allowance has been made

The provision for income taxes consisted of the following components:

                                                     Period from
                                                      Inception
                                  Three months     (July 10, 2000)
                                     ended             through
                                   March 31,          March 31,
                                      2001              2001
                                ---------------    ---------------

Currently payable               $            --    $            --
Deferred income tax benefit              91,898            137,000
Change in valuation allowance           (91,898)          (137,000)
                                ---------------    ---------------

                                $            --    $            --
                                ===============    ===============

At March 31, 2001, the Company has approximately $345,000 of available net operating loss carryforwards for income tax purposes, which will expire through 2020 for federal and state income tax purposes.

PRO-PHARMACEUTICALS, INC.
(A Company in the Development Stage)
NOTES TO FINANCIAL STATEMENTS
(Unaudited)


NOTE 5 -- CONTINGENCY

SafeScience, Inc. (SafeScience), a prior employer of David Platt, Ph.D., founder of the Company, issued a demand letter dated February 15, 2001 alleging that Dr. Platt directly and indirectly, through his activity in the Company, is engaged in the business competitive with SafeScience and is in violation of a non-competition covenant binding on Dr. Platt. Dr. Platt, by his counsel, responded in a letter dated February 19, 2001 denying such violation and inviting a meeting to discuss the allegations. No determination has been made of the likelihood of a favorable or unfavorable outcome, nor has any estimate been made as to the amount or range, if any, of potential loss. The Company intends to contest the allegations vigorously.


NOTE 6 -- SUBSEQUENT EVENT

During May 2001, Pro-Pharmaceuticals, Inc. (formerly DTR Med Pharma) ("Pro-Pharmaceuticals NV"), a Nevada corporation, issued 12,354,670 shares to the stockholders of the Company in exchange for all of the outstanding shares of common stock of the Company, diluting Pro-Pharmaceuticals NV's prior stockholders' percentage to approximately 9 percent. Following the exchange, the Company will be merged into Pro-Pharmaceuticals NV. After this merger, Pro-Pharmaceuticals NV will be the surviving corporation and assume all assets and liabilities of both corporations.

The Company has raised approximately $1,200,000 in a private placement of convertible debt. Currently, the Company is undertaking a private placement of common stock and common stock purchase warrants and filing a registration statement on Form 10-SB to make the Company a reporting entity under the Securities Exchange Act of 1934.

The merger was treated as a capital transaction and was accounted for as a reverse merger in which Pro-Pharmaceuticals (Massachusetts) was the accounting acquirer.

PRO-PHARMACEUTICALS, INC.
(A Company in the Development Stage)
NOTES TO FINANCIAL STATEMENTS
(Unaudited)


NOTE 7 -- RESTATEMENT

Subsequent to the issuance of the Company's condensed financial statements for the three months ended March 31, 2001, management has revised its best estimate of the fair value of the Company's stock. Management believes that the estimated value of the Company's stock at the time of the issuances of the convertible debt was understated. Had the higher estimate been used, the proceeds from convertible debt issued in 2000 and the three-months ended June 30, 2001 would have been allocated to two equity features--an embedded beneficial conversion feature and shares received. The valuation of these features results in an allocation to additional paid in capital and a discount to debt that will be amortized over the term of the debt. Management believes that the updated estimates and restated financial statements better reflect the economic substance of the financing transactions.

Management has also determined that salaries and consulting expenses that were originally recorded as an expense in 2001 related to services that were performed in 2000, and therefore should be recorded as a liability and an expense in 2000. As a result, the 2000 financial statements have been restated from the amounts previously reported to reflect these changes.

PRO-PHARMACEUTICALS, INC.
(A Company in the Development Stage)
NOTES TO FINANCIAL STATEMENTS
(Unaudited)


The significant effects of the restatement are as follows:

                                                                     As
                                                                 Previously
                                                                  Reported    As Restated
At March 31, 2001:
Additional paid in capital                                              --     1,036,512
Deficit accumulated during development stage                      (342,438)     (545,395)

For the three months ended March 31, 2001:
Research and Development                                            74,399        33,149
General and Administrative                                         151,472       137,722
Interest expense                                                   (11,219)     (197,521)
Net Loss                                                          (229,511)     (360,813)
Loss per share (Basic and diluted)                                   (0.02)         3.00

Period from Inception (July 10, 2000) through March 31, 2001:
Interest expense                                                   (12,457)     (215,414)
Net Loss                                                          (342,438)     (545,395)

PRO-PHARMACEUTICALS, INC.
    (formerly DTR-Med Pharma Corp.)
BALANCE SHEET
March 31, 2001
(Unaudited)



ASSETS

OTHER ASSETS
    Contractual rights                                                 $   --
                                                                       --------

                                                                       $   --
                                                                       ========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accrued expenses                                                   $ 50,000
                                                                       --------

          Total current liabilities                                      50,000
                                                                       --------

STOCKHOLDERS' EQUITY
    Common stock
       Voting shares, $0.001 par value,
          100,000,000 shares authorized,
          1,221,890 shares issued and outstanding                         1,222
       Undesignated shares, $0.01 par value,
          5,000,000 shares authorized                                      --
    Stock Subscription Receivable                                        (1,222)
    Deficit accumulated                                                 (50,000)
                                                                       --------

                                                                        (50,000)

                                                                       $   --
                                                                       ========

See notes to financial statements.

PRO-PHARMACEUTICALS, INC.
    (formerly DTR-Med Pharma Corp.)
STATEMENT OF OPERATIONS
Period from inception (January 26, 2001)
    through March 31, 2001
(Unaudited)


REVENUE                                                             $      --
                                                                    -----------

GENERAL AND ADMINISTRATIVE
    Legal fees                                                           30,000
    Consulting fees                                                      10,000
    Accounting fees                                                       5,000
    Other expenses                                                        5,000
                                                                    -----------

                                                                         50,000

NET LOSS                                                            $   (50,000)
                                                                    ===========


EARNINGS PER SHARE

    Basic                                                           $     (0.04)
                                                                    ===========

AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING

    Basic                                                             1,221,890
                                                                    ===========


See notes to financial statements.

PRO-PHARMACEUTICALS, INC.
    (formerly DTR-Med Pharma Corp.)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Period from inception (January 26, 2001)
    through March 31, 2001
(Unaudited)


                                                Common Stock
                                ------------------------------------------
                                    Voting Shares      Undesignated Shares      Stock
                                --------------------   -------------------   Subscription   Retained
                                  Shares      Amount    Shares     Amount     Receivable    Earnings       Total
                                ---------     ------   -------     -------    ----------    --------      --------
Issuance of Common Stock of
     DTR-Med Pharma Corp.       1,221,890     $1,222       --       $ --       $(1,222)     $   --        $   --

Net loss                             --         --         --         --          --         (50,000)      (50,000)
                                ---------     ------     -----      -----      -------      --------      --------

Balance at March 31, 2001       1,221,890     $1,222       --       $ --       $(1,222)     $(50,000)     $(50,000)
                                =========     ======     =====      =====      =======      ========      ========


See notes to financial statements.

PRO-PHARMACEUTICALS, INC.
    (formerly DTR-Med Pharma Corp.)
STATEMENT OF CASH FLOWS
Period from inception (January 26, 2001)
    through March 31, 2001
(Unaudited)


CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                                           $(50,000)
    Adjustments to reconcile net loss to net
       cash used in operating activities:
          Amortization                                                     --
          Changes in assets and liabilities:
            Accrued expenses                                             50,000
                                                                       --------

               Net cash used in operating activities                       --
                                                                       --------

               NET INCREASE IN CASH                                        --

CASH AND CASH EQUIVALENTS, Beginning                                       --
                                                                       --------

CASH AND CASH EQUIVALENTS, End                                         $   --
                                                                       ========


SUPPLEMENTAL DISCLOSURES OF CASH PAYMENTS

    Interest                                                           $   --
                                                                       ========

    Taxes                                                              $   --
                                                                       ========


See notes to financial statements.

PRO-PHARMACEUTICALS, INC.
  (formerly DTR-Med Pharma Corp.)
NOTES TO FINANCIAL STATEMENTS
(Unaudited)


NOTE 1 -- OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Formation

On January 26, 2001, Developed Technology Resource, Inc. (DTR) formed DTR-Med Pharma Corp. (the Company), a Nevada corporation, for the sole purpose of entering into a business combination with Pro-Pharmaceuticals, Inc, a Massachusetts corporation, a development stage biotechnology company. Subsequent to March 31, 2001 the Company's name was changed to Pro-Pharmaceuticals, Inc.

Significant Accounting Policies

Income Taxes -- The Company accounts for income taxes under the asset and liability method. Deferred income taxes and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates for the period in which the differences are expected to reverse.

Use of Estimates in Financial Statements -- Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 2 -- SUBSEQUENT EVENTS

Stock Exchange and Merger

On May 15, 2001, 1,221,890 shares of the Company's stock were distributed by DTR to its stockholders. Subsequent to the distribution, the Company issued an additional 12,354,670 shares to the stockholders of Pro-Pharmaceuticals, Inc. (a Massachusetts corporation) in exchange for all of the outstanding shares of common stock of that corporation, diluting the Company's prior stockholders' percentage to approximately 9 percent. Following the exchange, Pro-Pharmaceuticals, Inc. (a Massachusetts corporation) will be merged into the Company. After this merger, the Company will be the surviving corporation and assume all assets and liabilities of both corporations.

Pro-Pharmaceuticals, Inc. (a Massachusetts corporation) has raised approximately $1,200,000 in a private placement of convertible debt. Currently, Pro-Pharmaceuticals, Inc. is undertaking a private placement of common stock and common stock purchase warrants and filing a registration statement on Form 10-SB to make the Company a reporting entity under the Securities Exchange Act of 1934.

PRO-PHARMACEUTICALS, INC.
  (formerly DTR-Med Pharma Corp.)
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

For accounting purposes, the previous Pro-Pharmaceuticals, Inc. (Massachusetts) will be treated as the continuing reporting entity in the form of a reverse acquisition.

Contractual Rights

On April 23, 2001, DTR contributed certain contractual rights (see below) for equity. DTR owned a fifty percent interest in Medical Biophysics International, a partnership, (MBI) which owned certain rights regarding technologies and patents. MBI assigned these rights to Artann Corporation d/b/a Artann Laboratories. That corporation then assigned those rights to ArMed LLC. In consideration for the assignment of these rights DTR was to receive certain payments relating to royalties or production of the MBI technology. DTR assigned these rights to the Company on April 23, 2001. The Company recorded the contractual rights received from DTR at DTR's carrying cost, which was $1,222 at the time of the assignment; this is due to the fact that the entities were under common control.

NOTE 3 -- INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax assets and liabilities as of March 31, 2001 are as follows:

                                                 Current             Long-Term
                                                  Asset              Liability
                                                 --------            ---------

Net operating loss carryforward                  $ 20,000            $   --
Valuation allowance                               (20,000)               --
                                                 --------            --------
Asset (liability)                                $   --              $   --
                                                 --------            --------

The valuation allowance at March 31, 2001 relates primarily to tax assets associated with net operating losses. Management's assessment is that the nature of future taxable income may not allow the Company to realize the tax benefits of net operating losses within the prescribed carry forward period. Accordingly, an appropriate valuation allowance has been made.

PRO-PHARMACEUTICALS, INC.
  (formerly DTR-Med Pharma Corp.)
NOTES TO FINANCIAL STATEMENTS
(Unaudited)


The provision for income taxes consisted of the following components for the period from inception (January 26, 2001) through March 31, 2001:


Currently payable                                                    $   --
Deferred income tax benefit                                            20,000
Change in valuation allowance                                         (20,000)
                                                                     --------
                                                                     $   --
                                                                     --------

At March 31, 2001, the Company has approximately $50,000 of available net operating loss carryforwards for income tax purposes, which will expire through 2020 for federal and state income tax purposes.

REPORT OF INDEPENDENT AUDITORS




To the Stockholders
Pro-Pharmaceuticals, Inc.
  (formerly DTR-Med Pharma Corp.)
Reno, Nevada




We have audited the accompanying balance sheet of Pro-Pharmaceuticals, Inc. (formerly DTR-Med Pharma Corp.) as of May 15, 2001 and the related statements of operations, changes in stockholders' equity and cash flows for the period from inception (January 26, 2001) through May 15, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pro-Pharmaceuticals, Inc. (formerly DTR-Med Pharma Corp.) at May 15, 2001, and the results of its operations and cash flows for the period from inception (January 26, 2001) through May 15, 2001, in conformity with accounting principles generally accepted in the United States of America.


SIMIONE SCILLIA LARROW & DOWLING LLC



Hartford, Connecticut
June 6, 2001

PRO-PHARMACEUTICALS, INC.
    (formerly DTR-Med Pharma Corp.)
BALANCE SHEET
May 15, 2001


ASSETS

OTHER ASSETS
    Contractual rights                                                 $  1,222
                                                                       --------

                                                                       $  1,222
                                                                       ========



LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accrued expenses                                                   $ 75,000
                                                                       --------

          Total current liabilities                                      75,000
                                                                       --------

STOCKHOLDERS' EQUITY
    Common stock
       Voting shares, $0.001 par value,
          100,000,000 shares authorized,
          1,221,890 shares issued and outstanding                         1,222
       Undesignated shares, $0.01 par value,
          5,000,000 shares authorized                                      --
    Deficit accumulated                                                 (75,000)
                                                                       --------

                                                                        (73,778)
                                                                       --------

                                                                       $  1,222
                                                                       ========


See notes to financial statements.

PRO-PHARMACEUTICALS, INC.
    (formerly DTR-Med Pharma Corp.)
STATEMENT OF OPERATIONS
Period from inception (January 26, 2001)
    through May 15, 2001


REVENUE                                                             $      --
                                                                    -----------

GENERAL AND ADMINISTRATIVE
    Legal fees                                                           40,000
    Consulting fees                                                      15,000
    Accounting fees                                                      10,000
    Other expenses                                                       10,000
                                                                    -----------

                                                                         75,000

NET LOSS                                                            $   (75,000)
                                                                    ===========


EARNINGS PER SHARE

    Basic                                                           $     (0.06)
                                                                    ===========

AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING

    Basic                                                             1,221,890
                                                                    ===========


See notes to financial statements.

PRO-PHARMACEUTICALS, INC.
    (formerly DTR-Med Pharma Corp.)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Period from inception (January 26, 2001)
    through May 15, 2001

                                                 Common Stock
                                ---------------------------------------------
                                    Voting Shares         Undesignated Shares
                                ---------------------    --------------------     Retained
                                  Shares      Amount      Shares      Amount      Earnings        Total
                                ---------    --------    -------     --------     --------      --------
Issuance of Common Stock of
     DTR-Med Pharma Corp.       1,221,890     $1,222        --       $   --       $   --        $  1,222

Net loss                             --         --          --           --        (75,000)      (75,000)
                                ---------     ------     -------     --------     --------      --------

Balance at May 15, 2001         1,221,890     $1,222        --       $   --       $(75,000)     $(73,778)
                                =========     ======     =======     ========     ========      ========


See notes to financial statements.

PRO-PHARMACEUTICALS, INC.
    (formerly DTR-Med Pharma Corp.)
STATEMENT OF CASH FLOWS
Period from inception (January 26, 2001)
    through May 15, 2001


CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                                           $(75,000)
    Adjustments to reconcile net loss to net
       cash used in operating activities:
          Amortization                                                     --
          Changes in assets and liabilities:
            Accrued expenses                                             75,000
                                                                       --------

               Net cash used in operating activities                       --
                                                                       --------

               NET INCREASE IN CASH                                        --

CASH AND CASH EQUIVALENTS, Beginning                                       --
                                                                       --------

CASH AND CASH EQUIVALENTS, End                                         $   --
                                                                       ========


SUPPLEMENTAL DISCLOSURES OF CASH PAYMENTS

    Interest                                                           $   --
                                                                       ========

    Taxes                                                              $   --
                                                                       ========


SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND
    FINANCING ACTIVITIES
    During the year, the Company received certain contractual rights of Developed Technology Resource, Inc., valued at $1,222, in exchange for shares of the common stock of the Company.

See notes to financial statements.

PRO-PHARMACEUTICALS, INC.
  (formerly DTR-Med Pharma Corp.)
NOTES TO FINANCIAL STATEMENTS


NOTE 1 -- OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Formation

On January 26, 2001, Developed Technology Resource, Inc. (DTR) formed DTR-Med Pharma Corp. (the Company), a Nevada corporation, for the sole purpose of entering into a business combination with Pro-Pharmaceuticals, Inc, a Massachusetts corporation, a development stage biotechnology company. On April 23, 2001, DTR, the Company's parent, contributed certain contractual rights (see below) for equity. On May 10, 2001 the Company's name was changed to Pro-Pharmaceuticals, Inc.

Significant Accounting Policies

Contractual Rights -- DTR owned a fifty percent interest in Medical Biophysics International, a partnership, (MBI) which owned certain rights regarding technologies and patents. MBI assigned these rights to Artann Corporation d/b/a Artann Laboratories. That corporation then assigned those rights to ArMed LLC. In consideration for the assignment of these rights DTR was to receive certain payments relating to royalties or production of the MBI technology. DTR assigned these rights to the Company on April 23, 2001. The Company recorded the contractual rights received from DTR at DTR's carrying cost, which was $1,222 at the time of the assignment; this is due to the fact that the entities were under common control.

Income Taxes -- The Company accounts for income taxes under the asset and liability method. Deferred income taxes and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates for the period in which the differences are expected to reverse.

Use of Estimates in Financial Statements -- Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

PRO-PHARMACEUTICALS, INC.
  (formerly DTR-Med Pharma Corp.)
NOTES TO FINANCIAL STATEMENTS


NOTE 2 -- SUBSEQUENT EVENTS

Stock Exchange and Merger

On May 15, 2001, 1,221,890 shares of the Company's stock were distributed by DTR to its stockholders. Subsequent to the distribution, the Company issued an additional 12,354,670 shares to the stockholders of Pro-Pharmaceuticals, Inc. (a Massachusetts corporation) in exchange for all of the outstanding shares of common stock of that corporation, diluting the Company's prior stockholders' percentage to approximately 9 percent. Following the exchange, Pro-Pharmaceuticals, Inc. (a Massachusetts corporation) will be merged into the Company. After this merger, the Company will be the surviving corporation and assume all assets and liabilities of both corporations.

Pro-Pharmaceuticals, Inc. (a Massachusetts corporation) has raised approximately $1,200,000 in a private placement of convertible debt. Currently, Pro-Pharmaceuticals, Inc. is undertaking a private placement of common stock and common stock purchase warrants and filing a registration statement on Form 10-SB to make the Company a reporting entity under the Securities Exchange Act of 1934.

For accounting purposes, the previous Pro-Pharmaceuticals, Inc. (Massachusetts) will be treated as the continuing reporting entity in the form of a reverse acquisition.

NOTE 3 -- INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax assets and liabilities as of May 15, 2001 are as follows:


                                                    Current        Long-Term
                                                     Asset         Liability
                                                    --------       ---------

Net operating loss carryforward                     $ 30,000        $  --
Valuation allowance                                  (30,000)          --
                                                    --------        -------

Asset (liability)                                   $   --          $  --
                                                    ========        =======


The valuation allowance at May 15, 2001 relates primarily to tax assets associated with net operating losses. Management's assessment is that the nature of future taxable income may not allow the Company to realize the tax benefits of net operating losses within the prescribed carry forward period. Accordingly, an appropriate valuation allowance has been made.

PRO-PHARMACEUTICALS, INC.
  (formerly DTR-Med Pharma Corp.)
NOTES TO FINANCIAL STATEMENTS


The provision for income taxes consisted of the following components for the period from inception (January 26, 2001) through May 15, 2001:

Currently payable                                                      $   --
Deferred income tax benefit                                              30,000
Change in valuation allowance                                           (30,000)
                                                                       --------

                                                                       $   --
                                                                       ========

At May 15, 2001, the Company has approximately $75,000 of available net operating loss carryforwards for income tax purposes, which will expire through 2020 for federal and state income tax purposes.

                            PRO FORMA FINANCIAL DATA

The following unaudited pro forma balance sheet has been derived from the unaudited balance sheet of Pro-Pharmaceuticals, Inc. (formerly DTR-Med Pharma Corp.) (the "Company") at March 31, 2001 and the unaudited balance sheet of Pro-Pharmaceuticals, Inc. (a Massachusetts corporation) (Pro-Pharmaceuticals MA) at March 31, 2001, and gives the effect of the exchange of newly issued stock by the Company for all outstanding shares of Pro-Pharmaceuticals MA as if the transaction occurred on March 31, 2001. The transaction has been accounted for as a reverse aquisition where Pro-Pharmaceuticals MA is the acquirer with purchase accounting being applied for the business combination. The original stockholders of Pro-Pharmaceuticals MA received 91 percent of the stock of the Company. The pro forma balance sheet is presented for informational purposes only and does not purport to be indicative of the financial condition that actually would have resulted if the transaction had been consummated at March 31, 2001. The pro forma balance sheet should be read in conjunction with the notes thereto and the Company's financial statements and related notes thereto contained elsewhere in this registration statement.


                                                         Pro-
                                                   Pharmaceuticals,
                                       Pro-         Inc. (formerly
                                  Pharmaceuticals     DTR-Med
                                        MA          Pharma Corp.)      Pro Forma
                                  March 31, 2001    March 31, 2001     Adjustments         Pro Forma
                                  ---------------   --------------     -----------         ---------
CURRENT ASSETS                       $   840,938      $    --           $    --           $   840,938

INVESTMENT IN SUBSIDIARY                    --             --             107,000(b)
                                                                         (107,000)(d)

OTHER ASSETS                              40,612           --               1,222(a)
                                                                          105,778(c)          147,612
                                     -----------      ---------         ---------         -----------

      TOTAL ASSETS                   $   881,550      $    --           $ 107,000         $   988,550
                                     ===========      =========         =========         ===========


CURRENT LIABILITIES                  $   114,886      $  50,000         $    --           $   164,886

LONG-TERM LIABILITIES                  1,099,102           --                --             1,099,102
                                     -----------      ---------         ---------         -----------

      TOTAL LIABILITIES                1,213,988         50,000              --             1,263,988
                                     -----------      ---------         ---------         -----------

STOCKHOLDERS' EQUITY
   Common stock                           10,000          1,222           (10,000)(d)
                                                                           12,355(b)           13,577
   Additional paid-in capital               --             --             (97,000)(d)
                                                                          105,778(c)
                                                                           94,645(b)          103,423
   Stock subscription receivable                         (1,222)            1,222(a)             --
   Retained earnings                    (342,438)       (50,000)             --              (392,438)
                                     -----------      ---------         ---------         -----------

      Total Stockholders' Equity        (332,438)       (50,000)          107,000            (275,438)
                                     -----------      ---------         ---------         -----------

TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY               $   881,550      $    --           $ 107,000         $   988,550
                                     ===========      =========         =========         ===========

Footnotes

(a) To record the receipt of Contractual Rights from Developed Technology Resources.

(b) To record the issuance of the additional shares issued by the Company to the stockholders of Pro-Pharmaceuticals MA as a result of the reverse acquisition reported under purchase accounting.

(c) To record the appropriate step-up basis to the contractual property due to purchase accounting.

(d)  To eliminate the investment in subsidiary.

                            PRO FORMA FINANCIAL DATA

The following unaudited pro forma statement of operations has been derived from the unaudited statement of operations of Pro-Pharmaceuticals, Inc. (formerly DTR-Med Pharma Corp.) (the "Company") for the period from inception (January 26,
2001) through March 31, 2001 and the unaudited statement of operations for Pro-Pharmaceutiacals, Inc. (a Massachusetts corporation) ("Pro-Pharmaceuticals MA") for the three months ended March 31, 2001, and gives the effect of the exchange of newly issued stock by the Company for all outstanding shares of Pro-Pharmaceuticals MA as if the transaction occurred as of the beginning of the period. The original stockholders of Pro-Pharmaceuticals MA received 91 percent of the stock of the Company. The pro forma statement of operations is presented for informational purposes only and does not purport to be indicative of the results of operations that actually would have resulted if the transaction had been consummated at January 1, 2001. The pro forma statement of operations should be read in conjunction with the Company's financial statements and related notes thereto contained elsewhere in this registration statement. The transaction has been accounted for as a reverse acquisition where Pro-Pharmaceuticals MA is the acquirer with purchase accounting being applied for the business combination.

                                                       Pro-
                                                  Pharmaceuticals,
                                                  Inc. (formerly
                                     Pro-            DTR-Med
                                Pharmaceuticals    Pharma Corp.)
                                      MA          from inception
                                 For the Three  (January 26, 2001)
                                 Months Ended         through         Pro Forma
                                March 31, 2001    March 31, 2001      Adjustments       Pro Forma
                                --------------    --------------      -----------       ---------
REVENUES                           $    --          $      --          $     --        $       --

RESEARCH AND DEVELOPMENT
  EXPENSES                            74,399               --                --              74,399

GENERAL AND
  ADMINISTRATIVE EXPENSES            151,472             50,000              --             201,472
                                   ---------        -----------        ----------      ------------

       OPERATING LOSS               (225,871)           (50,000)             --            (275,871)

OTHER EXPENSES                        (3,640)              --                --              (3,640)
                                   ---------        -----------        ----------      ------------

       LOSS BEFORE PROVISION
         FOR INCOME TAXES           (229,511)           (50,000)             --            (279,511)

INCOME TAX EXPENSE                      --                 --                --                --
                                   ---------        -----------        ----------      ------------

       NET LOSS                    $(229,511)       $   (50,000)       $     --        $   (279,511)
                                   =========        ===========        ==========      ============


LOSS PER SHARE
       Basic and fully diluted     $   (2.30)       $     (0.04)       $     --        $      (0.02)
                                   =========        ===========        ==========      ============

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING
       Basic and fully diluted       100,000          1,221,890        12,354,670*       13,576,560
                                   =========        ===========        ==========      ============


* As a result of the stock exchange transaction between the Company and Pro-Pharmaceuticals MA, where the stockholders of Pro-Pharmaceuticals MA received approximately 91 percent of the Company's common stock, in exchange for all of the outstanding stock of Pro-Pharmaceuticals MA, the ending common stock totaled 13,576,560 shares issued and outstanding as of the date of the merger.

                                    PART III

Item 1. Index to Exhibits

Exhibit
Number    Description of Document
-------   -----------------------

3.1       Articles of Incorporation of the Registrant, dated January 26, 2001*

3.2       By-laws of the Registrant*

10.1 Assignment and Assumption Agreement, dated April 23, 2001, by and between Developed Technology Resource, Inc. and DTR-Med Pharma Corp.*

10.2 Stock Exchange Agreement, dated April 25, 2001, by and among Developed Technology Resource, Inc., DTR-Med Pharma Corp., Pro-Pharmaceuticals, Inc. (Massachusetts) and the Shareholders (as defined therein)*


* Incorporated by reference to the Registrant's Registration Statement on Form 10-SB, as filed with the Commission on June 13, 2001

Item 2. Description of Exhibits

Text of Exhibits included in filing.

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       PRO-PHARMACEUTICALS, INC.
                                       Registrant


                                       By: /s/ David Platt
                                          --------------------------------------
                                          Name:   David Platt
                                          Title:  President



Dated: April 12, 2002

Exhibit
Number    Description of Document
-------   -----------------------

3.1       Articles of Incorporation of the Registrant, dated January 26, 2001*

3.2       By-laws of the Registrant*

10.1 Assignment and Assumption Agreement, dated April 23, 2001, by and between Developed Technology Resource, Inc. and DTR-Med Pharma Corp.*

10.2 Stock Exchange Agreement, dated April 25, 2001, by and among Developed Technology Resource, Inc., DTR-Med Pharma Corp., Pro-Pharmaceuticals, Inc. (Massachusetts) and the Shareholders (as defined therein)*


* Incorporated by reference to the Registrant's Registration Statement on Form 10-SB, as filed with the Commission on June 13, 2001